As filed with the Securities and Exchange Commission on February 5, 2021

Registration No.  333-250105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1/A

Amendment No. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

Nevada	5431	84-5030648
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Long Mall Internet Technology Company Limited

No. 7-11, 5th Floor, Building A1, Gongbin Xiaoqu,

No. 1 Nanzhi Road, Xiangfang District,

Harbin City, Heilongjiang Province, China

Office: +86 (0451) 86638899

(Address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices)

United Corporate Services, Inc.

2520 St. Rose Parkway, Suite 319

Henderson, NV 89704

Office: (800) 899-8648

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

ROBERT BRANTL, ESQ.

181 Dante Avenue

Tuckahoe, NY 10707-3042

Office: (914) 693-3026

E-mail: rbrantl21@gmail.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of common stock, par value $0.001	2,016,857	$2.00	$4,033,714	$439.67	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(2)	The Registrant previously paid $439.67 of this registration fee in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be amended. The Issuer may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED FEBRUARY 5, 2021

PRELIMINARY PROSPECTUS

Long Mall Internet Technology Company Limited

2,016,857 SHARES OF COMMON STOCK

OFFERING PRICE $2.00 PER SHARE

This prospectus relates to the resale and other disposition from time to time of up to 2,016,857 shares of our common stock by the selling shareholders identified in the section entitled “Selling Shareholders” on page 35. We issued all of the 2,016,857 shares in private placement transactions completed prior to the filing of the registration statement containing this prospectus.

The shares included in this prospectus may be re-offered and sold directly by the selling shareholders in accordance with one or more of the methods described in the plan of distribution, which begins on page 33 of this prospectus. Long Mall Internet Technology Company Limited is not selling any shares of our common stock in this offering and therefore, we will not receive any proceeds from the sales by the selling shareholders. The selling shareholders will offer and sell common stock at a fixed price of $2.00 per share until our common stock is quoted on the OTCQB, at which time the selling shareholders may sell the common stock at prevailing market prices or in privately negotiated transactions.

This is an initial public offering of our common stock. There is not currently, and there has never been, any public market for our common stock. Our common stock is not currently eligible for trading on any national securities exchange, NASDAQ or any over-the-counter market, including an OTC Market Group quotation system such as the OTCQB, and we cannot assure you that our common stock will become eligible for trading. We intend to arrange for a registered broker-dealer to apply for permission to post a quotation for our stock, and we intend to then apply to have our common stock quoted on the OTCQB system of the OTC Market Group. However, no assurance can be given that our common stock will be quoted on the OTCQB or any other quotation service.

We are an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act. As such, we will be subject to reduced public company reporting requirements.

OUR BUSINESS IS SUBJECT TO MANY RISKS AND AN INVESTMENT IN OUR COMMON STOCK WILL ALSO INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 5 BEFORE INVESTING IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ____, 2021

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation on behalf of Long Mall Internet Technology Company Limited that is different from that contained in this prospectus. You should not rely on any unauthorized information or representation.

This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sales of these securities. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. This prospectus may be used only in jurisdictions where it is legal to sell these securities.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the “Risk Factors” beginning on page 5. All references to “we,” “us,” “our,” “Company” or similar terms used in this prospectus refer to LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED. Unless otherwise indicated, the term “fiscal year” refers to our fiscal year ending June 30. Unless otherwise indicated, the term “common stock” refers to shares of the Company’s common stock.

Our Corporate Structure

Long Mall Internet Technology Company Limited （“The Company” or “Long Mall”） was incorporated in the State of Nevada on March 3, 2020. The Company’s principal corporate address is No. 7-11, 5th Floor, Building A1, Gongbin Xiaoqu, No. 1 Nanzhi Road, Xiangfang District, Harbin City, Heilongjiang Province, China, 150030. Our telephone number is +86 (0451) 8663 8899. Our website address is www.long-mall.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

The Company through its wholly-owned operating subsidiaries, which have headquarters in Harbin, China, primarily provides fresh produce and fast moving consumer goods (“FMCG”) to its customers through its WeChat mini program and its offline community store. Long Mall currently has twenty-six full-time employees.

Long Mall’s subsidiaries are:

●	Long Mall Internet Technology Company Limited (Hong Kong) (“Long Mall HK”), which was established on August 21, 2019 under the laws of Hong Kong. On June 23, 2020, Long Mall issued 10,000,000 shares of its common stock to the original shareholders of Long Mall HK, in exchange for 100% of the outstanding shares of Long Mall HK (the “Share Exchange”).

●	Harbin Long Mall Internet Technology Company Limited. (“Harbin Long Mall”), a privately held Limited Company registered in Heilongjiang, China on May 18, 2017. On September 3, 2019, Long Mall HK acquired 100% of Harbin Long Mall from the original shareholders of Harbin Long Mall.

●	Harbin Long Mall Internet Technology Company Limited Shunyi Street Branch (“Shunyi Street Branch”), which was incorporated in Heilongjiang, China on June 3, 2020 with Harbin Long Mall as its sole equity owner.

The transactions summarized above are treated in our financial statements as a corporate restructuring (reorganization) of entities under common control, as each of the four entities have at all times been under the control of Mr. Wang Xiaohui. Therefore, in accordance with ASC 805-50-45-5, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and the entities under common control are presented on a combined basis for all periods. Since all of the subsidiaries were under common control for all periods presented, the results of these subsidiaries are included in the Company’s financial statements for all periods.

The following chart describes our current corporate structure:

Our Business

Our subsidiary, Harbin Long Mall, has been involved in developing an online-to-offline (“O2O”) sales business. We purchase products from suppliers and sell them directly to customers on our WeChat mini program and through our community store. We focus on sales of fast-moving consumer goods and fresh produce. Under the online to offline sales business model, a company procures and manages its own inventory, sells products directly to consumers both online and offline, and provides delivery and after-sales services.

Our goal is to become a leader in the O2O sales model in China. We plan to achieve this goal by implementing strategies to optimize customer experience, deepen our market penetration and enhance our brand recognition while continuing to improve our margins and operating leverage. These strategies include:

●	attracting new customers and cultivating customer loyalty;

●	further expanding our product offerings;

●	enhancing our fulfillment infrastructure;

●	strengthening our technology platform, and

●	expanding our brand recognition in the Chinese markets.

Summary of the Offering

Shares of common stock offered by us:	None

Shares of common stock offered by Selling Shareholders pursuant to this prospectus	2,016,857 shares of our common stock.

Common stock currently outstanding	10,016,857 shares

Use of Proceeds:	The Company will not receive any proceeds from the resale or other disposition of common stock offering by the selling shareholders covered by this prospectus.

Risk Factors:	An investment in the Company’s common stock is speculative and involves substantial risks. You should read the “Risk Factors” section of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our common stock.

Summary of consolidated financial information

The following summary consolidated statement of operations data for the years ended June 30, 2020 and 2019, and the summary consolidated balance sheet data as of June 30, 2020 and 2019 have been derived from the Company’s audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the three months ended September 30, 2020 and 2019, and the summary consolidated balance sheet data as of September 30, 2020 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements for the three months ended September 30, 2020 and 2019 have been prepared on the same basis as the audited consolidated financial statements and include all normal recurring adjustments that the Company consider necessary for a fair presentation of the Company’s financial position and operating results for the periods presented.

The summary consolidated financial data should be read in conjunction with the Company’s consolidated financial statements for the years ended June 30, 2020 and 2019, the Company’s unaudited condensed consolidated financial statements for the three months ended September 30, 2020 and 2019, and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. The Company historical results are not necessarily predictive of the Company’s results for any future periods.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED

SUMMARY CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	September 30,	June 30,
	2020	2020	2019
	Unaudited
Total current assets	$27,335	$32,694	$1,485
Total assets	$55,282	$61,935	$11,038

Total current liabilities	$290,309	$233,845	$68,497
Total liabilities	$290,309	$233,845	$68,497
Total shareholders’ (deficit)	$(235,027)	$(171,910)	$(57,459)
Total liabilities and shareholders’ (deficit)	$55,282	$61,935	$11,038

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(EXPRESSED IN US DOLLARS)

	For the three months ended		For the Year Ended
	September 30,		June 30,
	2020	2019	2020	2019
	Unaudited	Unaudited
Total revenue	$22,205	$21	$48,135	$739
Cost of Sales	17,752	18	41,401	391
Gross Profit	4,453	3	6,734	348
Total operating expenses	62,091	85,712	237,190	31,424
(Loss) from operations before other income and income taxes	(57,638)	(85,709)	(230,456)	(31,076)
Other income	53	1	104	117
(Loss) from operations before income taxes	(57,585)	(85,708)	(230,352)	(30,959)
Provision for income taxes	-	-	-	-
Net (loss)	$(57,585)	$(85,708)	$(230,352)	$(30,959)

RISK FACTORS

An investment in the Company common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in the Company common stock. If any of the following risks actually occur, the Company business, financial condition, results of operations and prospects for growth could be seriously harmed. As a result, the trading price of the Company common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

The Company currently has losses and has not completed its efforts to establish a stabilized source of revenue sufficient to cover operating costs over an extended period of time. These factors, among others, caused our independent auditor, in its audit opinion for the fiscal year ended June 30, 2020, to express substantial doubt about the Company’s ability to continue as a going concern.

The Company’s operations have been financed primarily by advances and loans from related parties and proceeds from sales of shares. Wang Xiaohui was the primary sources of financing for the early operations of the entity and will continue to provide support in the future if there is any need for capital. Nevertheless, there can be no assurance that we would be able to raise the additional funding needed to implement our business plans or cover unanticipated costs.

Since we are an early stage company, have not generated significant revenues and have experienced recurring losses, an investment in the shares offered herein is highly risky and could result in a complete loss of your investment if we are unsuccessful in implementing our business plans.

Based upon current plans, we expect to incur operating losses in future periods as we incur significant expenses associated with the effort of expanding our business. Further, we cannot guarantee that we will be successful in realizing sufficient revenues or in achieving or sustaining positive cash flows at any time in the future. Any such failure could result in the possible closure of our business or force us to seek additional financing through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any shares you purchase in this offering.

COVID-19 has adversely impacted our business and may further impact our business, financial results and liquidity for an unknown period of time.

The COVID-19 pandemic has led government and other authorities to impose measures intended to control its spread, including restrictions on freedom of movement, gatherings of large numbers of people, and temporary closure of business operations. With respect to the Long Mall business, the primary adverse result of the COVID-19 pandemic has been a serious interruption from time to time of the supply chains on which we rely for our inventory. In particular, as our delivery of fresh produce is the key to customer attraction and retention, our inability to supply fresh produce due to COVID-19 restrictions seriously delayed the growth of our business. In particular, from February to May of 2020 we recorded no revenue.

In response to COVID-19, we took steps to reduce operating costs and improve efficiency, including slowing down our business plan. The interruption of our supply chains and the steps we took to reduce the risk to our employees from COVID-19 both negatively impacted our schedule for achieving development of our business.

We are unable to predict the extent to which the pandemic and related impacts may adversely impact our business operations, financial performance, consolidated results of operations and consolidated financial position in the future or interfere with the achievement of our strategic objectives.

Any harm to our Long Mall brand or our reputation may materially and adversely affect our business and results of operations.

We expect that the recognition and reputation of our Long Mall brand among our customers, suppliers and third-party merchants will contribute significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand will be critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	maintain the popularity, quality and authenticity of the products we offer;

●	provide a superior online shopping experience to customers;

●	increase brand awareness through various means of marketing and promotional activities;

●	maintain the efficiency, reliability and quality of our fulfillment and delivery services;

●	maintain and improve customers’ satisfaction with our after-sales services;

●	preserve and enhance our reputation and goodwill generally and in the event of any negative publicity on product quality or authenticity, customer service, internet security, or other issues affecting us or other online retailers in China; and

●	maintain our cooperative relationships with quality suppliers, third-party merchants and other service providers.

A public perception that we sell non-authentic, counterfeit or defective goods are sold or that we do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established among our customers and have a negative impact on our ability to attract new customers or retain our existing customers. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products and services, it may be difficult for us to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

We have incurred significant net losses and we may continue to experience significant losses in the future.

We have incurred significant net losses since our inception. We had net losses of $30,959 and $230,352 in the 2019 and 2020 fiscal years, respectively, and a net loss of $57,585 in the first quarter of fiscal 2021. We had an accumulated deficit of $360,292 as of September 30, 2020. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online marketplace and opening new community stores. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure and technology platform to support an even larger selection of products and to offer additional value-added services. As a result of these planned expenditures, we believe that we may incur net losses for some time in the future.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences have affected and will continue to affect the retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our customers choose to purchase authentic and quality products on our WeChat mini program or at our offline community store due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by other physical stores. If our customers cannot find their desired products on our WeChat mini program and offline community store at attractive prices, they may lose interest in us or even stop visiting our WeChat mini program and offline community store altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The online and offline retail industry in China is intensely competitive. We compete for customers, orders, and third-party sellers. Our current or potential competitors include major online and offline retailers in China that offer a wide range of general merchandise product categories, major traditional retailers in China that are moving into online and offline retailing, major internet companies that have commenced online retail businesses, online retail companies in China focused on specific product categories and physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience. In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website, mobile application and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our expansion into new product categories and third-party marketplace business may expose us to new challenges and more risks.

Since our inception, we have focused on selling fresh products and FMCG online and offline. We have expanded the product offerings on our WeChat mini program or at our offline community store to include selected categories of fresh products and FMCG. Expansion into new product categories involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands and preferences.

If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

We may not be able to effectively control and manage our planned growth.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. If our business and markets grow and develop, it will be necessary for us to finance and manage expansion accordingly. In addition, we may face challenges in managing our expanding product and service offerings. Such growth would place increased demands on our existing management, employees and facilities. Our failure to meet these demands could interrupt or adversely affect our operations and cause administrative inefficiencies. Additionally, failure to execute our planned growth strategy could have a material adverse effect on our financial condition and results of operation.

If counterfeit products are sold on our WeChat mini program or at our offline community store, our reputation and financial results could be materially and adversely affected.

Suppliers are separately responsible for sourcing the products that are sold on our WeChat mini program or at our offline community store. Although we have adopted measures to verify the authenticity of products sold on our WeChat mini program and offline community store and to immediately remove any counterfeit products found on our WeChat mini program or at our offline community store, these measures may not always be successful. Potential sanctions under the People’s Republic of China (PRC) law if we were to negligently participate or assist in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to our customers. If our customers are injured by counterfeit products sold on our WeChat mini program or at our offline community store, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our brand and reputation are extremely important to our success and our competitive position. The discovery of counterfeit products sold on our WeChat mini program or at our offline community store may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

As a smaller O2O commerce company with reporting obligations we may be at a competitive disadvantage to other companies. The online and offline direct sales industry has low barriers to entry.

Because the online and offline sales market is competitive, is driven in part by costs, and consists mostly of private companies that do not have public reporting obligations, our reporting obligations may put us at a competitive disadvantage. The online and offline sales industry has low barriers to entry. In addition, we will face additional expenses that a private online direct sales company does not have, such as PCAOB auditor fees, Edgar filing fees and legal fees related to our SEC reporting obligations. Other non-public online direct sales companies do not incur these costs. We are at a competitive disadvantage to our competitors because of this.

Risks Relating to our Management

The loss of the services of any of our officers or our failure to timely identify and retain competent personnel could negatively impact our ability to develop our products and sales.

The development of our business will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers, Wang Xiaohui, our President and Chairman of the Board of Director, Zhao Wenjing, Chief Executive Officer (CEO), Secretary and director, and our Chief Financial Officer, Lyu Jie. They are developing our business, which will depend on our ability to identify and retain competent employees with the skills required to execute our business objectives. The loss of the services of any of our officers or our failure to timely identify and retain competent personnel could negatively impact our ability to develop our products and sales, which could adversely affect our financial results and impair our growth.

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, all future success depends largely on our ability to retain key consultants and advisors. We cannot assure that any skilled individual will agree to become an employee, consultant, or independent contractor of Long Mall Internet Technology Company Limited. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a newly public reporting company, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we would not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, that must be performed may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated. If we do not remediate the material weaknesses described above, or if other material weaknesses are identified or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated or could subsequently require restatement, we could receive an adverse opinion regarding our internal controls over financial reporting from our independent registered public accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.

Our lack of an independent audit committee and audit committee financial expert at this time may hinder our board of directors’ effectiveness in monitoring the Company’s compliance with its disclosure and accounting obligations. Until we establish such a committee, we will be unable to obtain a listing on a national securities exchange.

Although our common stock is not listed on any national securities exchange, for purposes of independence we use the definition of independence applied by NASDAQ. Currently, we have no independent audit committee. Our full board of directors functions as our audit committee and is comprised of three directors. An independent audit committee would play a crucial role in the corporate governance process, assessing our Company’s processes relating to our risks and control environment, overseeing financial reporting, and evaluating internal and independent audit processes. The lack of an independent audit committee may deprive the Company of management’s independent judgment. We may, however, have difficulty attracting and retaining independent directors with the requisite qualifications. If we are unable to attract and retain qualified, independent directors, the management of our business could be compromised. An independent audit committee is required for listing on any national securities exchange. Therefore, until such time as we meet the audit committee independence requirements of a national securities exchange, we will be ineligible for listing on any national securities exchange.

Our board of directors acts as our compensation committee, which presents the risk that compensation and benefits paid to those executive officers who are board members and other officers may not be commensurate with our financial performance.

A compensation committee consisting of independent directors is a safeguard against self-dealing by company executives. Our board of directors, which has no independent members, acts as the compensation committee for the Company and determines the compensation and benefits of our executive officers, will administer our employee stock and benefit plans, and reviews policies relating to the compensation and benefits of our employees. Our lack of an independent compensation committee presents the risk that an executive officer on the board may have influence over his or her personal compensation and may obtain benefits levels that may not be commensurate with our financial performance.

Limitations on director and officer liability and indemnification of our Company’s officers and directors by us may discourage shareholders from bringing a lawsuit against an officer or director.

Our Company’s certificate of incorporation and bylaws provide, with certain exceptions as required by governing state law, that a director or officer shall not be personally liable to us or our shareholders for breach of fiduciary duty as a director or officer, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage shareholders from bringing a lawsuit against a director or officer for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on the Company’s behalf against a director or officer.

Our management has no experience managing a public company.

At the present time, none of our management has experience in managing a public company. This may hinder our ability to establish effective controls and systems and comply with all applicable requirements associated with being a public company. If compliance problems result, these problems could have a material adverse effect on our business, financial condition or results of operations. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the Dodd-Frank Act of 2010, as well as rules subsequently implemented by the SEC, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to our new compliance requirements. Moreover, these requirements will increase our legal, accounting and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect it will be difficult and expensive for us to obtain director and officer liability insurance. These requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as will be required under Section 404 of the Sarbanes Oxley Act of 2002.

Risks Related to Regulation by the Chinese Government

Failure to comply with any PRC laws and regulations, may adversely affect our business, investments and results of operations.

Our China operations are subject to PRC laws and regulations including but not limited to the laws and regulations on taxation, employment and social welfare, product quality and consumers protection, foreign investment, foreign exchange, online trading and E-commerce, food business and so on. The regulation is disclosed in the section entitled “Regulation” beginning on page 24 of this prospectus. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Changes in the policies of the PRC government could have an adverse effect on our business.

Policies of the PRC government can have significant effects on the economic conditions in the PRC. Although the PRC government has been pursuing economic reform policies and transitioning to a market-oriented economy, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC’s political, economic and social conditions. Our business could be adversely affected by changes in PRC government policies, including but not limited to changes in policies relating to taxation, currency conversion, imports and exports, and ownership of private enterprises.

PRC laws and regulations governing our current business operations are sometimes vague and subject to interpretation, and any changes in PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation, application and enforcement of PRC laws and regulations, including but not limited to the laws and regulations governing our business. These laws and regulations are sometimes vague and are subject to future changes, and their official interpretation and enforcement by the various branches of the PRC government may involve substantial uncertainty. The PRC legal system is based in part on governmental policies and internal rules some of which are not published on a timely basis or at all. New laws, regulations, rules and policies that affect existing and proposed future businesses may also be applied retroactively. We cannot predict with certainty what effect existing or new PRC laws or regulations may have on our business. In addition, there is less published guidance regarding PRC laws as compared to laws in the United States, and prior rulings and interpretations of PRC laws may not necessarily carry the same precedential value as in the United States.

Restrictions contained in Chinese law on the ability of overseas securities regulators to collect information in China may deny investors in our Company the benefits of U.S. securities regulation.

China has often restricted U.S. regulators’ access to information and limited regulators’ ability to investigate or pursue remedies with respect to China-based issuers, generally citing to state secrecy and national security laws, blocking statutes, or other laws or regulations. In addition, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. The SEC, U.S. Department of Justice, and other U.S. authorities face substantial challenges in bringing and enforcing actions against China-based issuers and their officers and directors. As a result, investors in our Company may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

As Article 177 is a recently promulgated provision and, as the date of this prospectus, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from OTC Markets or other applicable trading market within the US.

Governmental control of currency conversion may affect the value of your investment.

The People’s Republic of China (PRC) government imposes controls on the convertibility of Renminbi (RMB) into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in RMB, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures in connection with a commercial transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of RMB may materially and adversely affect your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As we rely entirely on revenues earned in the PRC, any significant revaluation of RMB may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RMB for our operations, appreciation of the RMB against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making dividend payments on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of the RMB we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

Because our principal assets are located outside of the United States and because almost all of our directors and all our officers reside outside of the United States, it may be difficult for you to use the United States Federal securities laws to enforce your rights against us and our officers or to enforce judgments of United States courts against us or them in the PRC.

All of our present officers and directors reside outside of the United States. In addition, our operating subsidiary, Harbin Long Mall, is located in the PRC and substantially all of its assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States Federal securities laws or otherwise.

Risks Relating to Our Common Stock

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. The exemptions available to emerging growth companies include the right to present only two years of audited financial statements in our registration statements and annual reports, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act relating to internal controls, reduced disclosure about executive compensation arrangements, and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. Some of these exemptions are also available to us as a smaller reporting company (i.e. a company with less than $250 million of its voting equity held by non-affiliates). We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. The decision to opt out is irrevocable.

Because the worldwide market value of our common stock held by non-affiliates, or public float, was below $250 million on the last day of our second fiscal quarter, we are also a “smaller reporting company” as defined under the Exchange Act. Some of the foregoing reduced disclosure and other requirements are also available to us because we are a smaller reporting company and may continue to be available to us even after we are no longer an emerging growth company under the JOBS Act but remain a smaller reporting company under the Exchange Act. As a smaller reporting company, we are not required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	present more than two years of audited financial statements in our registration statements and annual reports on Form 10-K; or

●	present any selected financial data in such registration statements and annual reports filings made by the Company.

Because we will be subject to “penny stock” rules, the level of trading activity in our stock may be reduced.

If we are able to secure a listing for our common stock, it is likely that our common stock will be classified as a “penny stock’ when trading is initiated and for an indeterminate period thereafter. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges). Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules. If a trading market does develop for our common stock, these regulations will likely be applicable, and investors in our common stock may find it difficult to sell their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock.

Shareholders do not have pre-emptive rights, which will cause them to experience dilution if we issue additional securities.

At any time or times after this offering, we may issue and sell additional shares of our authorized but previously unissued shares of common stock, preferred stock, or common stock warrants on such terms and conditions as our Board of Directors, in its sole discretion, may determine without consent of our shareholders. Our shareholders do not have pre-emptive rights to acquire additional shares should we in the future issue or sell additional securities. Thus, we are not required to offer any existing shareholder the right to purchase his or her pro rata portion of any future issuance of securities and, therefore, upon the issuance of any additional securities by us hereafter, our shareholders will not be able to maintain their then existing pro rata ownership in our outstanding shares of common stock, preferred stock, or common stock warrants without additional purchases of securities at the price then set internally by us.

We are unlikely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on its ability to make distributions to us, including as a result of restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

Our insiders own the majority of the outstanding shares of our stock, and accordingly, will have control over stockholder matters, the Company’s business and management.

As of the date of this prospectus, two members of our Board of Directors own, in aggregate, common stock representing 80% of the outstanding shares of our common stock. While they continue to hold the majority of the voting power in our Company, these two directors will have effective control over the Company. In particular, the two directors will have the ability to:

●	Elect or defeat the election of our directors;

●	Amend or prevent amendment of our articles of incorporation or bylaws;

●	Effect or prevent a merger, sale of assets or other corporate transaction; and

●	Affect the outcome of any other matter submitted to the shareholders for vote.

Moreover, because of the significant ownership position held by our insiders, new investors will not be able to affect a change in the Company’s business or management, and therefore, shareholders would be subject to decisions made by management and the majority shareholders.

In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Forward-looking statements are often identified by words like: “believe,” “expect,” “estimate,” “anticipate,” “intend,” “project” and similar expressions or words which, by their nature, refer to future events. In some cases, you can also identify forward-looking statements by terminology such as “may,” “will,” “should,” “plans,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled Risk Factors beginning on page 5, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In addition, you are directed to factors discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section beginning on page 16, and the section entitled “Business of the Company” beginning on page 21, and as well as those discussed elsewhere in this prospectus. Other factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; availability, terms, and deployment of capital; and availability of qualified personnel.

These forward-looking statements speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or achievements. Except as required by applicable law, including the securities laws of the United States, we expressly disclaim any obligation or undertaking to disseminate any update or revisions of any of the forward-looking statements to reflect any change in our expectations with regard thereto or to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the sales of our common stock by the selling shareholders. All of the net proceeds from the sale of the common stock will go to the selling shareholders as described below in the sections entitled “Selling Shareholders” and “Plan of Distribution.” We have agreed to bear the expenses relating to the registration of our common stock for the selling shareholders.

DETERMINATION OF THE OFFERING PRICE

Since our common stock is not listed or quoted on any exchange or quotation system, the offering price of the shares of our common stock was arbitrarily determined. The offering price of the shares of our common stock does not bear any rational relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

EXCHANGE RATE INFORMATION

An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally that is the currency of the jurisdiction in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Renminbi (“RMB’). The reporting currency of these consolidated financial statements is the United States dollar (“US Dollars” or “$”).

The financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each reporting period end date. Revenue and expenses are translated using weighted average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income or expense.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from these transactions are included in results of operations.

The exchange rates used for foreign currency translation are as follows:

		For the Three Months Ended September 30,
		2020	2019
		(USD to RMB/USD to HKD)	(USD to RMB)
Assets and liabilities	period end exchange rate	6.8033/7.7501	7.1383
Revenue and expenses	period weighted average	6.9201/7.7506	7.0163

		For the Years Ended June 30,
		2020	2019
		(USD to RMB/USD to HKD)	(USD to RMB)
Assets and liabilities	period end exchange rate	7.0697/7.7504	6.8668
Revenue and expenses	period weighted average	7.0319/7.7944	6.8234

 MARKET FOR OUR COMMON STOCK

There is no established public market for our common stock.

We intend to apply for a listing on the Pink Market maintained by OTC Markets concurrently with the filing of the effective notice of this prospectus, and then apply for a listing on the OTCQB as soon as we meet the standards for such a listing. In order to be quoted on the OTC Markets, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the stock’s depth and liquidity.

We have issued 10,016,857 shares of our common stock since our inception on March 3, 2020. There are no outstanding options, warrants, or other securities that are convertible into shares of common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors. There are currently no restrictions that limit our ability to declare cash dividends on our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operation should be read in conjunction with the financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements and information relating to our business that reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties, including the risks in the section entitled Risk Factors beginning on page 5, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Corporate Reorganization: Basis for Accounting

Long Mall, a Nevada corporation, was organized on March 3, 2020. On June 23, 2020, Long Mall issued 10,000,000 shares of its common stock to the original shareholders of Long Mall HK in exchange for 100% of the outstanding shares of Long Mall HK (the “Share Exchange”). On September 3, 2019, Long Mall HK acquired 100% of Harbin Long Mall from the original shareholders of Harbin Long Mall. Harbin Long Mall had previously established its wholly owned branch subsidiary, Shunyi Street Branch Company, on June 3, 2020. The transactions summarized above are treated in our financial statements as a corporate restructuring (reorganization) of entities under common control, as each of the four entities have at all times been under the control of Mr. Wang Xiaohui. Therefore, in accordance with ASC 805-50-45-5, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and the entities under common control are presented on a combined basis for all periods. Since all of the subsidiaries were under common control for the entire time for the years ended June 30, 2019 and 2020, the results of these subsidiaries are included in the Company’s financial statements for both periods.

Plan of Operations

Since 2017 our subsidiary, Harbin Long Mall, has been involved in developing its business plan and making the arrangements necessary to carry out that plan. The principal development activities involved securing sources for our retail products and seeking an applicative online sales platform. With the products from wholesalers, we carried on a direct-to-buyer retail business in order to develop and test our fulfillment capabilities. On April 30, 2020, Harbin Long Mall entered into software service agreements with Shenzhen Guanmai Network Technology Co., Ltd (“Guanmai”) to obtain rights with no expiration date to use their Software, that include the license of the WeChat mini program that is currently in use. Under the terms of the agreement, Harbin Long Mall is required to pay a total of RMB62,800 ($8,883) to Guanmai for the license of the software, and required to pay RMB12,800 ($1,811) per year to Guanmai for annual services until Harbin Long Mall terminates the agreement. In May 2020, the Company started to conduct online sales through the WeChat mini program.

During this period, we conceptualized our brick-and-mortar operations and researched the availability of locations that would provide the exposure of our brand that is critical to success in the O2O retail model. On June 3, 2020 we organized a subsidiary to operate our community store on Shunyi Street in the City of Harbin, and commenced those operations. We chose the Shunyi Street location because it is centrally located in Harbin within a substantial retail environment that provides access to an attractive group of potential customers.

We plan to continue to expand our operations. Over the next twelve months, we will concentrate on the following areas to grow our operations:

●	Introducing new products – We intend to expand our product offerings in order to reach new markets and increase our customers, so as to have a stable base for competition.

●	Seeking capital for expansion - Our management will be exploring financing options that will enable us to do advertising and marketing, in order to increase sales, and expand our product offerings. We will also apply such capital as we may obtain to continue development of our WeChat mini program and set up more community stores initially in the Heilongjiang province.

●	Expanding our marketing efforts – Our marketing personnel will endeavor to expand awareness of our brand and open new marketing channels.

Results of Operations

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019

The following table summarized our unaudited operating results for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019.

	For the Three Months Ended
	September 30,		Change
	2020	2019	$	%
	Unaudited	Unaudited
Total revenue	$22,205	$21	$22,184	105,638%
Cost of Sales	17,752	18	17,734	98,522%
Gross Profit	4,453	3	4,450	148,333%
Total operating expenses	62,091	85,712	(23,621)	(28)%
(Loss) from operations before other income and income taxes	(57,638)	(85,709)	28,071	(33)%
Other income	53	1	52	(5,200)%
(Loss) from operations before income taxes	(57,585)	(85,708)	28,123	(33)%
Income tax	-	-
Net (Loss)	$(57,585)	$(85,708)	$28,123	(33)%

Our revenue during the three months ended September 30, 2019 was insignificant, derived from occasional sales made for the purpose of testing our fulfillment capabilities. In May 2020 we licensed the software to initiate the business of our WeChat mini-program, and in June 2020 we opened our Shunyi Street store for business. Therefore, during the three months ended September 30, 2020, our revenue increased to $22,205, consisting of $3,476 attributable to sales on the mini-program and $18,729 attributable to sales at the Shunyi Street store. Both our WeChat mini program sales and Shunyi Street store sales revenues derived from sales of fresh produce and FMCG (Fast-moving Consumer Goods). During the Spring of 2020, when the COVID-19 epidemic caused widespread shut-downs of retail stores, more and more people shopped for daily necessities online. Even now, there are indications (word-of-mouth only) that customers are continuing the habits they cultivated during the COVID-19 shutdown period. If this increased preference for online shopping continues, it may help the Company to implement its business plans in the future. To date, however, we have not seen any impact on the Company’s operations during the three months ended September 30, 2020, since our online sales and Shunyi Street store sales were initiated just recently.

Cost of sales mainly consists of our cost for acquiring the products that we sell directly. During the quarter ended September 30, 2020 our cost of sales was $17,752, with the result that our gross profit on sales was only $4,453, a gross margin of 20%.

Operating expenses consist primarily of salaries and benefits, office expenses, professional fees and depreciation and amortization. Our operating expenses for the three months ended September 30, 2020 totaled $62,091, primarily attributable to:

●	$11,000 in professional fees expensed in the three months ended September 30, 2020 compared to no professional fees recorded in the prior year. The increase was the result of the corporate reorganization, and the expenses of preparing for ownership by a reporting company in the United States.

●	$30,646 of salaries and benefits expensed in the three months ended September 30, 2020 compared to $18,533 in the three months ended September 30, 2019. The $12,113 or 65% increase in our labor costs was primarily caused by the initiation of operations at our new online and community store sales channels described above.

●	$12,359 of office expenses in the three months end September 30, 2020 compared to $66,238 in the same period of 2019. The $53,879 or 81% decrease in the office expenses were primarily investor relations service fee and referral fee.

Our net loss for three months ended September 30, 2020 was $57,585, compared to a net loss of $85,708 in the three months ended September 30, 2019. We will continue to record net losses until our online and retail operations yield sufficient gross profit to offset our costs of operations.

Our reporting currency is the U.S. dollar. Our local currency, the Renminbi (RMB), is our functional currency. Results of operations and cash flow are translated at average exchange rates during the period being reported upon, and assets and liabilities are translated at the unified exchange rate as quoted by OANDA on the balance sheet date. Translation adjustments resulting from this process are included in other comprehensive income (loss). For the three months ended September 30, 2020 and 2019, a foreign currency translation adjustment loss of $5,532 and income of $2,193, respectively, have been reported as other comprehensive income (loss) in the condensed consolidated statements of operations and comprehensive income.

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

The following table summarized our operating results for the year ended June 30, 2020 as compared to the year ended June 30, 2019.

	For the Year Ended
	June 30,		Change
	2020	2019	$	%
Total revenue	$48,135	$739	$47,396	6,414%
Cost of Sales	41,401	391	41,010	10,488%
Gross Profit	6,734	348	6,386	1,835%
Total operating expenses	237,190	31,424	205,766	655%
(Loss) from operations before other income and income taxes	(230,456)	(31,076)	(199,380)	642%
Other income	104	117	(13)	(11)%
(Loss) from operations before income taxes	(230,352)	(30,959)	(199,393)	644%
Income tax	-	-	-	N/A
Net (Loss)	$(230,352)	$(30,959)	$(199,393)	644%

Our revenue during the year ended June 30, 2019 was insignificant, derived from occasional sales made for the purpose of testing our fulfillment capabilities. During the year ended June 30, 2020, our revenue increased to $48,135, was primarily attributable to offline sales, as we did not initiate sales on the WeChat mini program until May 2020 and did not open our Shunyi Street store until June 2020. Sales revenue in May and June 2020 totaled $6,701. Both our online sales and offline sales revenues derived from sales of fresh produce and FMCG (Fast-moving Consumer Goods), such as vegetables, fruits, processed foods, beverages, frozen foods, baked goods and so on. In May of 2020, the Company’s WeChat mini program was available for use and customers could shop using this WeChat mini program. In June of 2020, the Shunyi Street store was put into operation where customers can buy fresh produce and FMCG in this retail store.

The COVID-19 epidemic was particularly virulent in Heilongjiang Province during the first five months of calendar year 2020. Government regulations intended to reduce the spread of COVID-19 led to significant disruptions in our supply chains, particularly preventing us from acquiring fresh produce for resale. As a result, the Company recorded no revenue from February to May of 2020.

Cost of sales mainly consists of our cost for acquiring the products that we sell directly. During the year ended June 30, 2020 our cost of sales was $41,401, with the result that our gross profit on sales was only $6,734, a gross margin of less than 14%. Gross margin at that level was insufficient to operate profitably and occurred because most of the sales during that year were made to order. We expect our gross margin to increase significantly now that our sales are generated online or at our community store.

Operating expenses consist primarily of salaries and benefits, office expenses, professional fees and depreciation and amortization. Our operating expenses in fiscal year 2020 totaled $237,190, primarily attributable to:

●	$63,666 in professional fees expensed in the year ended June 30, 2020 compared to no professional fees recorded in the prior year. The increase was the result of the corporate reorganization, and the expenses of preparing for ownership as a reporting company in the United States.

●	$77,985 of salaries and benefits expensed in fiscal year 2020 compared to $24,181 in fiscal year 2019. This $53,804 or 223% increase in our labor costs was primarily caused by the initiation of operations at our new online and community store sales channels described above.

●	$86,953 in office expense in fiscal year 2020, an increase of $83,376 compared to $3,577 in fiscal year 2019, mainly due to the expansion of our business.

Our net loss for fiscal year 2020 was $230,352, compared to a net loss of $30,959 in the previous fiscal year. We will continue to record net losses until our online and retail operations yield sufficient gross profit to offset our costs of operations.

Our reporting currency is the U.S. dollar. Our local currency, the Renminbi (RMB), is our functional currency. Results of operations and cash flow are translated at average exchange rates during the period being reported upon, and assets and liabilities are translated at the unified exchange rate as quoted by OANDA on the balance sheet date. Translation adjustments resulting from this process are included in other comprehensive income (loss). For the years ended June 30, 2020 and 2019, foreign currency translation adjustments of $2,174 and $1,230, respectively, have been reported as other comprehensive income in the consolidated statement of operations and comprehensive income (loss).

Liquidity and Capital Resources

As of September 30, 2020, the Company had $541 in cash and cash equivalents. On the same date, we had a working capital deficit of ($262,974), of which $223,458 was debt to the related parties whose loans were to sustain our operations. Because we are engaged in retail distribution of products, the largest component of our current assets was inventory. However, because we focus our sales on fresh produce, our inventory level was only $13,381.

We anticipate that our future liquidity requirements will arise from the need to fund our growth, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from a public offering and/or debt financing. Wang Xiaohui, our President, was the primary source of financing for the early operations of the entity and will continue to provide support in the future, if needed. However, we can provide no assurances that we will be able to generate sufficient cash flows from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern.

Cash Flows

Three months ended September 30, 2020 and 2019:

	For three months Ended September 30,		Change
	2020	2019
	Unaudited	Unaudited
Net cash (used in) operating activities	$(36,504)	$(9,861)	$(26,643)
Net cash provided by financing activities	31,069	30,927	142
Effect of exchange rate fluctuation on cash and cash equivalents	131	(176)	307
Net increase(decrease) in cash and cash equivalents	(5,304)	20,890	(26,194)
Cash and cash equivalents, beginning of year	5,845	717	5,128
Cash and cash equivalents, ending of year	$541	$21,607	$(21,066)

Net Cash used in Operating Activities

For the three months ended September 30, 2020, we had cash used in operating activities of $36,504, an increase of $26,643 from the same period of 2019, during which we had cash used in operating activities of $9,861. Cash used in operations during the three months ended September 30, 2019 was substantially less than our net loss for that year, as the loss included a non-cash expense of $68,580 for stock compensation. Nevertheless, our operations will continue to consume cash until we achieve more significant gross margin on our sales revenue.

Financing Activities

In the three months ended September 30, 2020 and 2019, we financed our activities primarily by taking loans from our related parties: $31,069 in the three months ended September 30, 2020 and $2,637 in the three months ended September 30, 2019. The loans were supplemented by an additional capital contribution of $28,290 from our Chairman, Wang Xiaohui, during the three months ended September 30, 2019.

Years ended June 30, 2020 and 2019:

	For the Year Ended June 30,		Change
	2020	2019
Net cash (used in) operating activities	$(96,941)	$(28,383)	$(68,558)
Net cash (used in) investing activities	(23,399)	-	(23,399)
Net cash provided by financing activities	125,364	28,382	96,982
Effect of exchange rate fluctuation on cash and cash equivalents	104	(27)	131
Net increase(decrease) in cash and cash equivalents	5,128	(28)	5,156
Cash and cash equivalents, beginning of year	717	745	(28)
Cash and cash equivalents, ending of year	$5,845	$717	$5,128

Net Cash used in Operating Activities

For the year ended June 30, 2020, we had cash used in operating activities of $96,941, an increase of $68,558 from the same period of 2019, during which we had cash outflow from operating activities of $28,383. Cash used in operations during fiscal 2020 was substantially less than our net loss for that year, as the loss included a non-cash expense of $68,580 for stock compensation, and we increased our liabilities (net of the increase in assets) by $61,502. Nevertheless, our operations will continue to consume cash until we achieve more significant gross margin on our sales revenue.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2020 was $23,399, compared to net cash used in investing activities of nil for the year ended June 30, 2019. The cash was used for the purchase of fixed assets for our Shunyi Street store and software.

Financing Activities

In both the years ended June 30, 2020 and 2019, we financed our activities primarily by taking loans from our related parties: $28,382 in fiscal year 2019 and $80,217 in fiscal year 2020. We supplemented the loans during fiscal year 2020 with $16,857 from the sale of common stock and a capital contribution of $28,442 by our Chairman, Wang Xiaohui.

Impact of Recent Accounting Pronouncements

New accounting rules and disclosure requirements can significantly impact the comparability of our financial statements. Please refer to Note 2 of our consolidated financial statements included in this prospectus.

There were no other recent accounting pronouncements that we expect to have a material effect on the Company’s financial position or results of operations.

Off Balance Sheet Transactions

We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition or results of operations.

BUSINESS OF THE COMPANY

Total retail sales of consumer goods in China reached $5.96 trillion (41.16 trillion yuan) in 2019, up 8.0% over 2018, according to the Chinese government data. Final consumption expenditures—spending on goods and services to satisfy individual needs—contributed 40.14% to 2019 GDP growth in China, up 1.62 percentage points from 2018, according to the National Bureau of Statistics of China.

China’s large size, population and differences in consumer behavior and purchasing power across the country have made it a highly complex and diverse retail market. Modern retail formats, including hypermarkets, department stores, specialty retailers and convenience stores, have emerged and become the mainstream distribution channels in more developed cities. However, traditional retail remains the dominant retail channel in less developed areas, and companies must work with a huge number of small, independent outlets through a network of third-party agents, distributors and local wholesalers to reach consumers in those areas, which can be difficult to manage. Such a retail environment presents significant challenges for retailers to scale up and expand nationwide. E-commerce is gaining market share in China at a time when overall retail spending is growing and contributing the bulk of gross domestic product (GDP) growth. In addition, more and more people shopped for daily necessities online as a result of the COVID-19 epidemic in early 2020. While the long-term effect of this recent experience is not yet known, we believe that the introduction of a large portion of the Chinese population to reliance on online retail sources may create a habit of such reliance among many of them, which would further speed the growth of E-commerce in China.

China is not only the largest E-Commerce market in the world but also undoubtedly the most exciting, innovative & unique in the world. It is setting the benchmark for present & future global retail, which makes it an important market to study & understand. This success is being driven by mobile consumer behavior, innovative social commerce models, and trusted digital payment systems. The Chinese economy is going through a phase of “creative destruction” as lively new economy sectors like e-commerce and online financial services coexist with still-dominant old economy sectors, according to BNP Paribas Investment Economist for China.

Our subsidiary, Harbin Long Mall, has been involved in developing an O2O sales business. In our O2O sales business, we purchase products from suppliers and sell them directly to customers on a WeChat mini program and at an offline community store.

All online sales of our products will be made through the WeChat mini program, which we license from an authorized dealer for a start-up fee of 62,800 RMB ($8,883) and an annual service fee of 12,800 RMB ($1,811). Customers must have a WeChat account to utilize our WeChat mini program, as we rely on WeChat's operating system to run our WeChat mini program, WeChat is well-established and reliable, as one of the most popular online applications in China. We believe, however, that if the WeChat platform were no longer available to us, the event would not significantly damage our business operations, as there are adequate marketing platforms available in the PRC from other providers.

We use a third-party online payment service, which is provided by WeChat Pay, on our WeChat mini program. WeChat Pay will collect the payments from our customers when they purchase in our WeChat mini program. According to our agreement with WeChat Pay, we will receive our sales amount on the day following the transaction, after WeChat Pay deducts a 0.6% service fee.

We focus on sales of fast-moving consumer goods and fresh produce. Under the online to offline sales business model, a company procures and manages its own inventories, sells products directly to consumers online and offline, and provides delivery and after-sales services.

The O2O business model provides advantages over brick-and-mortar or online methods as stand-alone channels. Those benefits include:

●	Brand reputation with a connected web presence and brick and mortar shop

●	Better shopper experience with web support after in-store sales

●	Additional traffic and new customer segment when online prospects search for products using search engines

●	Enhanced customer loyalty

●	Increased revenue at offline shops

●	Accelerated speed to market by faster, cheaper and more targeted online reach

●	Highly individualized experiences for targeted demographic

Seasonality

Seasonality in our business does not follow that of traditional retailers, which have a typical concentration of net sales in the holiday quarter. In cold winter days of northeast China, outdoor markets would be closed. For this reason, more customers would like to buy fresh produce from our community store and our WeChat mini program. Therefore, we believe our results will be impacted by the winter, which will result in increased sales during the winter period.

Operating Licenses

Our products and services are subject to regulation by governmental agencies in the PRC and Heilongjiang Province. Business and company registrations, along with the products, are certified on a regular basis and must be in compliance with the laws and regulations of the PRC and provincial and local governments and industry agencies, which are controlled and monitored through the issuance of licenses. Our licenses include:

●	Harbin Long Mall's operating license enables us to undertake sales of fast-moving consumer goods and fresh produce. (Legally approved projects can be launched after approval by the relevant departments). The registration number is 91230110MA19EBE45H, which is valid from May 18, 2017, with no expiration date.

●	Harbin Long Mall’s food business license was approved for food business operating. The registration number is JY12301100062786, which is valid from January 16, 2018, and expires on January 15, 2023.

●	Shunyi Street Branch's operating license enables us to undertake sales of fast-moving consumer goods and fresh produce. The registration number is 91230199MA1C4C2L9R, which is valid from June 3, 2020, with no expiration date.

●	Shunyi Street Branch’s food business license was approved on July 17, 2020 and expires on July 16, 2023. The registration number is JY12301030209785.

Our Strengths

Management believes the following strengths will contribute to our success:

●	our superior customer experience;

●	our strong merchandise sourcing capabilities;

●	our highly scalable technology platform;

●	our visionary founder, experienced management team and strong corporate culture.

Our Strategies

Our goal is to become a leader in O2O sales of fresh produce and FMCG. We plan to achieve this goal by implementing strategies to optimize customer experience, deepen our market penetration and enhance our brand recognition while continuing to improve our margins and operating leverage. These strategies include:

●	attracting new customers and cultivating customer loyalty;

●	further expanding our product offerings;

●	enhancing our fulfillment infrastructure;

●	strengthening our technology platform, and

●	expanding our brand recognition in the Chinese markets.

Our Challenges

The successful execution of our business plan is subject to risks and uncertainties related to our business and industry, including those relating to our ability to:

●	maintain and enhance the recognition and reputation of our Long Mall brand;

●	compete effectively;

●	manage our growth or execute our strategies effectively;

●	provide superior customer experience and offer products at attractive prices to meet customer needs and preferences;

●	manage and expand our relationships with suppliers and third-party merchants, and procure products at favorable terms;

●	secure and retain the services of qualified personnel.

You should refer to “Risk Factors”, beginning on page 5, for a more detailed discussion of the risks involved in investing Long Mall.

Competition

We are a small company. However, with our recent focus on O2O sales business to sell fresh produce and FMCG, we are entering a growing market. We believe that we will be able to compete effectively in this market because we have the following advantages:

●	Geographical advantages:

Harbin Long Mall is located close in the hinterland of the Northeast China Plain. The Plain, known as the land of fish and rice, is one of the world’s most famous areas for farming, supplying a wide range of high quality food ingredients.

●	Competitive business model:

Our business model is focusing on O2O sales business, which is a competitive business model.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do.

Employees

The Company has 26 full-time employees, all of whom are employed by Harbin Long Mall.

The Company’s employees include 4 with administrative responsibilities, 5 responsible for online marketing, 5 responsible for in-store services, and 12 with responsibility for operations.

All of our employees are located in the PRC, and none of them are unionized.

Property

The Company does not own any real property.

 Office Leases

In May 2017, Harbin Long Mall leased an office space under an operating lease agreement (approximately 206 square meters) from a business incubator company. Under the terms of the lease, as Harbin Long Mall is considered a new E-Commerce startup company, the period between May 18, 2017 to May 17, 2022 is a rent-free period.

In May 2020, Harbin Long Mall leased storehouse space under an operating lease agreement for the period between June 23, 2020 to September 22, 2020 with RMB15,000 ($2,133) lease expense per month.

On May 19, 2020 Harbin Long Mall entered into a lease agreement with Zhao Wenjing, our Chief Executive Officer, and a third party. Under the agreement, Ms. Zhao and the third party leased the premises that are now occupied by our Shunyi Street storefront (approximately 200 square meters) for a period from May 18, 2020 to July 20, 2021. The agreement provides that the leasehold period from May 18, 2020 to July 18, 2020 will be rent-free, and that for the remainder of the term, in lieu of a fixed rent, Harbin Long Mall will pay Ms. Zhao an amount equal to 2% of gross receipts from the storefront.

Regulation

This section sets forth a summary of the most significant government rules and regulations that affect our business activities in China. In general, the effect on our business of these regulations is twofold. In the first instance, compliance with the various reporting and record-keeping requirements described below will impose significant administrative costs on Harbin Long Mall. However, it is also the case that any failure by Harbin Long Mall to comply with the regulations, even if inadvertent, could result in significant fines or even, in serious cases, prohibition of all or part of our business operations.

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the State Administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and service providers.

On August 31, 2018, the Standing Committee of National People’s Congress, or the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, an operator of an e-commerce platform is legally obligated to obtain an operating license. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible other civil liabilities.

We have been complying with the E-Commerce Law, as our online sales operating company, Harbin Long Mall, has obtained an operating license that enables us to undertake online sales of fast-moving consumer goods and fresh produce. The registration number is 91230110MA19EBE45H, which is valid from May 18, 2017, with no expiration date.

Regulations Relating to Food Business

The Food Safety Law of the PRC, which took effective from June 1, 2009 and was amended by the SCNPC on April 24, 2015 and December 29, 2018 respectively, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect from July 20, 2009 and were amended by the State Council on February 6, 2016 and March 26, 2019, respectively, regulate food safety and set up a system of the supervision and administration of food safety and stipulate food safety standards. The State Council implements a licensing system for food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws.

The Administrative Measures for Food Operation Licensing, promulgated by the China Food and Drug Administration (“CFDA”) on August 31, 2015 and amended on November 17, 2017 regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety. Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities. The term of a food business license is five years.

We have been complying with the Food Safety Law of the PRC, Harbin Long Mall’s food business license was approved on January 16, 2018 and expires on January 15, 2023, the registration number is JY12301100062786. Shunyi Street Branch’s food business license was approved on July 17, 2020 and expires on July 16, 2023. The registration number is JY12301030209785.

Regulations Relating to Product Quality and Consumers Protection

According to the Law of the People’s Republic of China on Product Quality, which took effect on September 1, 1993 and was amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold or even revocation of the seller's business license. In addition, severe violations may subject the responsible individual or enterprise to criminal liability.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or receive on internet trading platforms may claim damages from sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and the online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

To ensure the quality of the products we market, the Company continuously searches for trusted and qualified suppliers and establishes and practices a check-for-acceptance system for replenishment of its stock, and examines the quality certificates and other marks. To comply with the Consumers Rights and Interests Protection Law of the PRC, the Company has implemented and complies with a return goods policy as the law require.

PRC Laws and Regulations on Foreign Exchange

General Administration of Foreign Exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the State Administration of Foreign Exchange (“SAFE”) to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Registration of Foreign Investment Enterprises

Pursuant to the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors promulgated by the SAFE, or the Notice, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with the foreign exchange bureau. Upon completion of registration formalities by the entities involved in direct investments in China, the entities may open accounts for direct investments in China such as preliminary expense account, capital fund account and asset realization account, etc. with the bank based on the actual needs. Upon completion of such registration formalities, foreign investment enterprises could also conduct settlement when contributing foreign exchange funds, and remit funds overseas in the event of capital reduction, liquidation, advance recovery of investment, profit distribution, etc.

The Foreign Exchange Regulations will present a barrier to currency transactions between our U.S. parent company and our Chinese operating subsidiary. If we raise funds in the U.S. dollars for the purpose of funding our operations in China, we will be required to obtain SAFE approval of the conversion of the dollars into Renminbi, which could be denied.

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) (the “Catalogue”), which was last amended and issued by The Ministry of Commerce of the People's Republic of China (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on June 28, 2017 and became effective since July 28, 2017, and the Special Management Measures for Foreign Investment Access (2019 version), or the Negative List, which came into effect on July 30, 2019. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed on the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The Company sales and distribution of fresh produce and fast-moving consumer goods products online and offline are not among the Negative List.

On March 15, 2019, the National People’s Congress (“NPC”) approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which will come into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. The State also establishes information reporting system and national security review system according to the Foreign Investment Law. According to the above regulations, a Foreign-invested Enterprise should get approval by MOFCOM before its establishment and operation.

Harbin Long Mall and its subsidiaries is a Foreign-invested Enterprise, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Each of Harbin Long Mall and its subsidiaries is a PRC domestic company.

PRC Laws and Regulations on Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 with an effective date of January 1, 1995 and was last amended on August 27, 2009 and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008 and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations.

We have entered into written employment contracts with all the employees and performed their obligations under the relevant PRC laws and regulations.

Social Insurance

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and became effective on July 1, 2011, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. We have been complying to regulations regarding social security and employee insurance.

PRC Laws and Regulations on Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and became effective on January 1, 2008, and was later amended on February 24, 2017. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between the PRC and Hong Kong Special Administrative Region for the Avoidance of Double Taxation the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006 and came into effect on December 8, 2006. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. The Notice on the Understanding and Identification of the Beneficial Owners in the Tax Treaty (the “Notice”) was promulgated by SAT and became effective on October 27, 2009. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

Harbin Long Mall and its subsidiaries are resident enterprises and pay EIT tax at the rate of 25% in the PRC. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes.

REPORTS TO SECURITY HOLDERS

Due to the expense, we do not expect to deliver annual or quarterly reports to our shareholders unless and until we decide to seek a listing on a national securities exchange.

We are not currently a reporting company, but upon effectiveness of the registration statement of which this prospectus forms a part, we will be required to file reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended. These reports include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports will be posted on the SEC’s EDGAR website at www.sec.gov. You may also obtain copies of these reports from the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will also make these reports available on our website: www.long-mall.com

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers:

Name and Address*	Age	Position/Title
Wang Xiaohui	40	President and Chairman of the Board
Zhao Wenjing	39	Chief Executive Officer and Director
Lyu Jie	38	Chief Financial Officer
Xu Shaobo	56	Director

*	The business address for all directors and officers is No. 7-11, 5th Floor, Building A1, Gongbin Xiaoqu, No. 1 Nanzhi Road, Xiangfang District, Harbin City, Heilongjiang Province, China 150030

Wang Xiaohui, President and Chairman of the Board

Mr. Wang is our founder and has served as our president and director since the incorporation of the Company. From 2016 to 2017 Mr. Wang was employed as President of the Beijing Hanzhiyuan Agricultural Development Co., Ltd, which is a food distribution company. He served as the Sales Manager at Changchun Branch of Beijing Yelian Technology Co., Ltd between 2010 and 2016. From 2006 to 2010, Mr. Wang served as the Chief Sales Officer of Beijing Huazhifeng Technology Co., Ltd. He served as the Project Manager of Signer online between 2004 and 2006. Mr. Wang has more than 10 years experiences in management positions, where he has been responsible for business operations, company development, analysis and oversight, marketing including volume growth/program development, expense control, policy and procedure development and implementation, and process development to facilitate regulatory compliance. Mr. Wang graduated from the Harbin Institute of Information Technology in 2004, where majored in computer science.

Zhao Wenjing, Chief Executive Officer and Director

Ms. Zhao has served as our Chief Executive Officer (“CEO”) since 2018. Ms. Zhao was employed by CCTV from 2013 to 2018 and served as project executive director for that firm. From 2011 to 2013, Ms. Zhao was employed by 58.com and served as sales service director. Ms. Zhao was employed by Hc360 as sales service manager between 2005 and 2011. Ms. Zhao is familiar with sales management systems and familiar with sales regulations and related laws. She is responsible for business operations, budget development, analysis and oversight, marketing including volume growth/program development; expense control, policy and procedure development and implementation, and process development to facilitate regulatory compliance. She is responsible for the overall operation of Long Mall. Ms. Zhao was awarded a bachelor’s degree by International Business University of Beijing in 2004.

Lyu Jie, Chief Financial Officer

Ms. Lyu has served as our Chief Financial Officer (“CFO”) since August 2019. Lyu Jie was employed by Beijing Donghuayuan Medical Equipment Co., Ltd. Harbin branch from 2015 to 2019 and served as accounting manager for that firm. From 2009 to 2014, Ms. Lyu was employed by Harbin Xuda Economic and Trade Technology Co., Ltd and served as accounting manager. Ms. Lyu was employed by Henan Xinfei Electric Appliance Co., Ltd. Harbin branch as accounting manager between 2003 and 2009. Ms. Lyu was awarded a bachelor’s degree with a major in Accounting by Harbin Vocational & Technical College in 2003.

Xu Shaobo, Director

Mr. Xu has served as our director since 2020. Mr. Xu has been the Chief Executive Officer of the Harbin Haote Machinery Equipment Co., Ltd. since 2008. He served as the Factory Manager of the Harbin High Voltage Switch Factory from 2002 to 2008. From 1998 to 2002, Mr. Xu served as the Factory Manager of Harbin Daily Spice. He served as the Factory Manager of Harbin Tuxu Product Company Qiupi Factory between 1997 to 1998. From 1985 to 1997, Mr. Xu served as the Factory Manager in several different factories. Mr. Xu graduated from Cadre Institute of Heilongjiang Business Administration in 1993.

Our Chief Executive Officer and Director, Zhao Wenjing, is the wife of Wang Xiaohui, our President and Chairman of the Board of Directors.

Our directors hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until resignation or removal by the board.

Legal Proceedings Involving Officers and Directors

To our knowledge, during the last ten years, none of our directors and executive officers (including those of our subsidiaries) has:

●	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

●	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

●	Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

●	Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

●	Been subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Committees

Due to the small size of our Board and the early stage of our operations, we have not yet appointed an audit committee, nor have we appointed an audit committee financial expert to our Board of Directors. We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one audit committee financial expert, as soon as our resources permit and the complexity of our financial accounting warrants.

We do not presently have a compensation committee or a nominating committee. Our Board of Directors currently performs the functions of those committees.

Code of Ethics

Due to the small number of members of our management, we do not presently have a code of ethics applicable to management.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation awarded to, earned by, or paid by Long Mall or its subsidiaries to its Chairman of the Board, Chief Executive Officer and Chief Financial Officer during the past two fiscal years. There was no officer or employee whose compensation for fiscal year 2020 or 2019 exceeded $100,000.

						Non-Equity	Non-qualified
						Incentive	Deferred	All
	Year			Stock	Option	Plan	Comp.	Other
Name and Principal	Ended	Salary	Bonus	Awards	Awards	Comp.	Earnings	Comp.	Total
Position	June 30	($)*	($)	($)	($)	($)	($)	($)	($)
Wang Xiaohui	2020	8,533							8,533
Chairman of the Board	2019	8,134							8,134

Zhao Wenjing	2020	8,533							8,533
CEO	2019	7,621							7,621

Lyu Jie(1)	2020	7,224							7,224
CFO

(1)	Ms. Lyu joined the Company in August 2019.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any compensation plan under which equity securities are authorized for issuance.

 Outstanding Equity Awards

No individual grants of stock options or other equity incentive awards have been made to any executive officer or any director since our inception.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We have entered into employment contracts with our executive officers under the term of salary disclosed on the summary compensation table, with triennial employment contracts. We have not entered into any other arrangements with our executive officers. There are no compensation plans or arrangements, including payments to be made by us, with respect to our officers, directors or consultants that would result from the resignation, retirement or any other termination of such directors, officers or consultants from us. There are no compensation arrangements for directors, officers, employees or consultants that would result from a change-in-control.

Compensation of Directors

We have no formal plan for compensating our directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of Long Mall other than services ordinarily required of a director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 23, 2020, the Company acquired One Hundred Percent (100%) of the issued and outstanding capital stock of Long Mall Internet Technology Company Limited (“Long Mall HK”), a privately held limited liability company registered in Hong Kong for Ten Million (10,000,000) shares of our common stock. Two of the shareholders of Long Mall HK are now directors of Long Mall: Wang Xiaohui, who received 4,700,000 shares of Long Mall in the Share Exchange, and Xu Shaobo, who received 3,300,000 shares of Long Mall in the Share Exchange. The other 9 shareholders of Long Mall HK received a total of 2,000,000 shares of Long Mall in the Share Exchange.

In the years ended June 30, 2020 and 2019, we financed our activities primarily by taking loans from Wang Xiaohui, the largest shareholder of the Company and our Chairman of the Board. The additional loans totaled $80,217 in fiscal year 2020 and $28,382 in fiscal year 2019. The debt represents temporary borrowings for operating costs between the Company and management. The debt is non-interest bearing and due on demand. As of June 30, 2020 and 2019, the amount due from the Company to Wang Xiaohui consisted of the following:

	June 30
	2020	2019
Wang Xiaohui	$148,621	$68,108
	$148,621	$68,108

On May 19, 2020 Harbin Long Mall entered into a lease agreement with Zhao Wenjing, our Chief Executive Officer, and a third party. Under the agreement, Ms. Zhao and the third party leased the premises that are now occupied by our Shunyi Street storefront for a period from May 18, 2020 to July 20, 2021. The agreement provides that the leasehold period from May 18, 2020 to July 18, 2020 will be rent-free, and that for the remainder of the term, in lieu of a fixed rent, Harbin Long Mall will pay Ms. Zhao an amount equal to 2% of the gross receipts from the storefront. Based upon the amount that Ms. Zhao pays to maintain the right-of-use of the building, Ms. Zhao estimates that the fair rental value of the premises is $1,496 per month.

Except as set forth above, there was no transaction in which a related person had a material interest during the past fiscal year nor any currently proposed transaction, in which the amount involved exceeded the lesser of $120,000 or one percent of our average total assets at the end of the two most recent fiscal years.

PLAN OF DISTRIBUTION

We are registering 2,016,857 shares of common stock for resale by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common stock. We will bear all fees and expenses incident to the registration of the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters, broker-dealers or agents, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The selling shareholders will offer and sell our common stock at a fixed price of $2.00 per share until our common stock is quoted on the OTCQB, at which time the selling shareholders may sell the common stock at prevailing market prices or in privately negotiated transactions. These sales may be affected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	On any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	In the over-the-counter market;

●	In transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	Through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	An exchange distribution in accordance with the rules of the applicable exchange;

●	Privately negotiated transactions;

●	Short sales made after the date the Registration Statement is declared effective by the Commission;

●	Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

●	A combination of any such methods of sale; and

●	Any other method permitted pursuant to applicable law.

If the selling shareholders effect transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer, donate and pledge the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act, the selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. See: “Shares Eligible for Future Resale: Rule 144” later in this prospectus.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, to the extent applicable, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the resale registration of the shares of common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any.

SELLING SHAREHOLDERS

This prospectus covers offers and sales of up to 2,016,857 shares of our common stock, which may be offered from time to time by the selling stockholder identified in this prospectus.

The table below identifies each selling shareholder and shows the number of shares of common stock beneficially owned by the selling shareholder before and after this offering, and the numbers of shares offered for resale by the selling shareholder. Our registration of these shares does not necessarily mean that each such selling shareholder will sell all or any of its shares of common stock. We assume that all shares covered by this prospectus will be sold by each such selling shareholder and that no additional shares of common stock will be bought or sold by the selling shareholder.

The following table sets forth the name of each selling shareholder, and, if applicable, the nature of any position, office, or other material relationship which the selling shareholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such shareholder before the offering, the amount being offered for the shareholder’s account, and the amount to be owned by such shareholder after completion of the offering.

Name of Selling Shareholder and Position, Office or Material Relationship with Long Mall Internet Technology Company	Common Shares owned by the Selling	Percent beneficially owned before	Total Shares to be Registered Pursuant to this	Number of Shares Owned by Selling Shareholder After Offering and Percent of Total Issued and Outstanding
Limited	Shareholder	Offering	Offering	# of Shares	% of Class
Xing Yanhua(1)	490,000	4.9%	490,000	0	-
Chen Wentong (1)	70,000	<1%	70,000	0	-
Xu Wei(1)	400,000	4%	400,000	0	-
Ge Jianjun(1)	400,000	4%	400,000	0	-
Xing Yanhui(1)	180,000	1.8%	180,000	0	-
Gao Shunan(1)	160,000	1.6%	160,000	0	-
Xing Yanpeng(1)	60,000	<1%	60,000	0	-
Wei Huayan(1)	140,000	1.4%	140,000	0	-
Yuan Quanjuan(1)	100,000	1.0%	100,000	0	-
Yang Guang(2)	10,000	<1%	10,000	0	-
Jiao Yongjie(2)	2,000	<1%	2,000	0	-
Li Fangju(2)	857	<1%	857	0	-
Liu Nailan(2)	2,000	<1%	2,000	0	-
Xia Libo(2)	2,000	<1%	2,000	0	-
Total	2,016,857		2,016,857

(1)	These 9 shareholders received the shares offered by them in this prospectus on June 23, 2020 as parties to the share exchange between the Company and the shareholders of Long Mall HK.

(2)	These shareholders purchased the shares offered by them in this prospectus from the Company during June of 2020 for a price of US$1.00 per share.

Except as set forth above, none of the selling shareholders has not held any position or office with us or any of our affiliates, nor has had any other material relationship (other than as a purchaser of securities) with us or any of our affiliates or predecessors within the past three years. Furthermore, none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock for (1) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; (2) each of our named executive officers; (3) each of our directors; and (4) all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address for each person listed in the table is c/o Long Mall, No. 7-11, 5th Floor, Building A1, Gongbin Xiaoqu, No. 1 Nanzhi Road, Xiangfang District, Harbin City, Heilongjiang Province, China 150030.

The percentage ownership information shown in the table below is calculated based on 10,016,857 shares of our common stock issued and outstanding. We do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of our common stock.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class
Wang Xiaohui	4,700,000		46.9%
Zhao Wenjing	4,700,000	(2)	46.9%
Xu Shaobo	3,300,000		32.9%
All officers and directors as a group (4 persons)	8,000,000		79.9%

(1)	Ownership is of record and beneficial, unless otherwise indicated.
(2)	Represents shares owned of record by Wang Xiaohui, the spouse of Zhao Wenjing

We are not aware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

Other than the shares covered by the registration statement of which this prospectus is a part, we have not registered any shares for sale by security holders under the Securities Act. None of our shareholders are entitled to registration rights.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 74,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

The holders of our common stock:

●	Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors;

●	Are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

●	Do not have pre-emptive, subscription or conversion rights and there is no redemption or sinking fund provisions or rights; and

●	Are entitled to one non-cumulative vote per share on all matters on which shareholders may vote.

The shares of common stock are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or “pari passu,” each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any general annual meeting to be convened by our Board of Directors.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each share of common stock of which he is the registered owner and may exercise such vote either in person or by proxy. A simple majority vote by our shareholders is required to take action.

As of the date of this prospectus, there were 10,016,857 shares of the Company’s common stock issued and outstanding held by 16 shareholders.

Blank Check Preferred Stock

Our Articles of Incorporation gives the Board of Directors authority to issue 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Among the rights and preferences that the Board may assign to the preferred stock are dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including voting rights, of the holders of our common stock. In some circumstances, this issuance could have the effect of decreasing the market price of our common stock.

Undesignated preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of our Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common shareholders. For example, any shares of preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Options, Warrants and Rights

There are no outstanding options, warrants, or rights to purchase any of our securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into our business.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any compensation plan under which equity securities are authorized for issuance.

Transfer Agent

The stock transfer agent for our securities is VStock Transfer, LLC, 77 Spruce Street, Suite 201Cedarhurst, NY 11516. Their telephone number is (212) 828-8436.

Nevada Anti-Takeover Statute

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (the “NRS”), generally prohibit a Nevada corporation with at least 200 shareholders of record from engaging in various “combination” transactions with any interested shareholder for a period of two years after the date of the transaction in which the person became an interested shareholder, unless the transaction is approved by the Board of Directors prior to the date the interested shareholder obtained such status or the combination is approved by the Board of Directors and thereafter is approved at a meeting of the shareholders by the affirmative vote of shareholders representing at least 60% of the outstanding voting power held by disinterested shareholders, unless (a) the combination was approved by the Board of Directors prior to the person becoming an interested shareholder or (b) the transaction by which the person first became an interested shareholder was approved by the Board of Directors before the person became an interested shareholder. After the expiration of two years after the person becomes an interested shareholder, a Nevada corporation subject to the statue may not engage in a combination with an interested shareholder unless:

●	either (a) or (b) above are satisfied;

●	the combination is approved after expiration of such two-year period by a majority of the voting power held by disinterred shareholders; or

●	the consideration to be paid in the combination is at least equal to the highest of: (i) the highest price per share paid by the interested shareholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested shareholder, whichever is higher, (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested shareholder acquired the shares, whichever is higher or (ii) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested shareholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation and (d) certain other transactions with an interested shareholder or an affiliate or associate of an interested shareholder. In general, an “interested shareholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock.

This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our shareholders the opportunity to sell their stock at a price above the prevailing market price.

SHARES ELIGIBLE FOR FUTURE RESALE

As of the date of this prospectus, we have outstanding an aggregate of 10,016,857 shares of our common stock. Of these shares, the 2,016,857 shares covered by this prospectus may be transferred without restriction or further registration under the Securities Act by use of this prospectus.

The remaining 8,000.000 restricted shares of common stock are owned by our executive officers and directors and may not be resold in the public market except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell the common stock held by such person, subject to the continued availability of current public information about us (which current public information requirement is eliminated after a one-year holding period).

A person who is one of our affiliates, or has been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell his or her securities, provided that he or she sells an amount that does not exceed 1% of the number of shares of our common stock then outstanding (or, if our common stock is listed on a national securities exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale), subject to the continued availability of current public information about us, compliance with certain manner of sale provisions, and the filing of a Form 144 notice of sale if the sale is for an amount in excess of 5,000 shares or for an aggregate sale price of more than $50,000 in a three-month period.

EXPERTS

The consolidated financial statements of our Company for the years ended June 30, 2020 and 2019 that are included in this prospectus and in the registration statement have been audited by Wei, Wei & Co., LLP, independent registered public accountants, to the extent and for the periods set forth in its report. The financial statements are included in this prospectus in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

LEGAL MATTERS

Our counsel, Robert Brantl, Esq., 181 Dante Avenue, Tuckahoe, NY 10707-3042, has issued an opinion about certain legal matters with respect to the securities.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act for the common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains the registration statement as well as reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Long Mall Internet Technology Company Limited and Subsidiaries

Three Month Periods Ended September 30, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Long Mall Internet Technology Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Long Mall Internet Technology Limited and subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity, and cash flows for each of the years in the two-year period ended June 30, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s lack of significant revenues and recurring losses and negative cash flows from operations raise substantial doubt about the Company’s ability to continue as a going concern. The Company continues to be reliant on borrowings from its shareholders. Management’s plans in regards to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2020.

Flushing, New York
November 16, 2020

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

	As of June 30,
	2020	2019

Assets
Current Assets:
Cash and cash equivalents	$5,845	$717
Inventories	13,928	-
Other receivables	1,586	768
Prepayments and deferred expenses	11,335	-
Total current assets	32,694	1,485
Property, plant and equipment, net	29,241	9,553
Total assets	$61,935	$11,038

Liabilities and shareholders’ equity
Current Liabilities:
Accounts payable and accrued expenses	$74,443	$389
Payroll payable	10,781	-
Due to related parties	148,621	68,108
Total current liabilities	233,845	68,497
Total liabilities	233,845	68,497

Shareholders’ (deficit)
Preferred stock; $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding at June 30, 2020 and 2019	-	-
Common stock; $0.001 par value, 74,000,000 shares authorized; 10,016,857 and 8,000,000 shares issued and outstanding at June 30, 2020 and 2019, respectively	10,017	8,000
Additional paid-in capital	116,821	5,111
(Deficit)	(302,707)	(72,355)
Other comprehensive income	3,959	1,785
Total shareholders’ (deficit)	(171,910)	(57,459)
Total liabilities and shareholders’ (deficit)	$61,935	$11,038

The accompanying notes are an integral part of these consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

	For the Years Ended June 30,
	2020	2019

Revenue	$48,135	$739
Cost of sales	41,401	391
Gross profit	6,734	348

Selling, general and administrative expenses	237,190	31,424
Operating (loss)	(230,456)	(31,076)
Other income	104	117
(Loss) before provision for income taxes	(230,352)	(30,959)
Provision for income taxes	-	-
Net (loss)	$(230,352)	$(30,959)

Other comprehensive (loss):

Net (loss)	$(230,352)	$(30,959)
Foreign currency translation adjustment	2,174	1,230
Comprehensive (loss)	$(228,178)	$(29,729)

Basic and diluted (loss) per share	$(0.02)	$-
Weighted average number of shares outstanding	9,959,313	8,000,000

The accompanying notes are an integral part of these consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)

(AMOUNTS IN USD, EXCEPT SHARES)

	Common stock		Additional paid-in		Other comprehensive	Total Shareholders’
	Quantity	Amount	capital	(Deficit)	Income	(Deficit)
Balance at July 1, 2018	8,000,000	$8,000	$5,111	$(41,396)	$555	$(27,730)
Net (loss)	-	-	-	(30,959)	-	(30,959)
Foreign currency translation adjustment	-	-	-	-	1,230	1,230
Balance at June 30, 2019	8,000,000	8,000	5,111	(72,355)	1,785	(57,459)
Net (loss)	-	-	-	(230,352)	-	(230,352)
Additional capital contribution	-	-	28,290	-	-	28,290
Shares issued for compensation	2,000,000	2,000	66,580	-	-	68,580
Sale of common shares	16,857	17	16,840	-	-	16,857
Foreign currency translation adjustment	-	-	-	-	2,174	2,174
Balance at June 30, 2020	10,016,857	$10,017	$116,821	$(302,707)	$3,959	$(171, 910)

The accompanying notes are an integral part of these consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

	For the Years Ended June 30,
	2020	2019
Cash Flows from Operating Activities
Net (loss)	$(230,352)	$(30,959)
Depreciation and amortization	3,329	2,958
Stock compensation expense	68,580	-
Changes in operating assets and liabilities	61,502	(382)
Net cash (used in) operating activities	(96,941)	(28,383)

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(23,399)	-
Net cash (used in) investing activities	(23,399)	-

Cash Flows from Financing Activities
Proceeds from related party loans	80,217	28,382
Proceeds from sale of common stock	16,857	-
Additional capital contribution	28,290	-
Net cash provided by financing activities	125,364	28,382

Effect of exchange rate fluctuation on cash and cash equivalents	104	(27)
Net increase(decrease) in cash and cash equivalents	5,128	(28)

Cash and cash equivalents, beginning of year	717	745
Cash and cash equivalents, ending of year	$5,845	$717

Supplemental disclosure of cash flow information
Cash paid for income taxes	$-	$-
Cash paid for interest expense	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

NOTE 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Long Mall Internet Technology Company Limited （“The Company” or “Long Mall”） was incorporated in the State of Nevada on March 3, 2020. The Company through its wholly-owned operating subsidiaries, which have headquarters in Harbin, China, primarily provides fresh produce and fast-moving consumer goods (“FMCG”) to its customers through its WeChat mini program and offline community store.

The Company’s subsidiaries include:

●	Long Mall Internet Technology Company Limited (Hong Kong) (“Long Mall HK”), was established on August 21, 2019 under the laws of Hong Kong. On June 23, 2020, Long Mall issued 10,000,000 shares of its common stock to the original shareholders of Long Mall HK in exchange for 100% of the outstanding shares of Long Mall HK (the “Share Exchange”),

●	Harbin Long Mall Internet Technology Company Limited (“Harbin Long Mall”), was a privately held Limited Company registered in Heilongjiang, China on May 18, 2017. On September 3, 2019, Long Mall HK acquired 100% of Harbin Long Mall from the original shareholders of Harbin Long Mall.

●	Harbin Long Mall Internet Technology Company Limited Shunyi Street Branch (“Shunyi Street Branch”), was incorporated in Heilongjiang, China on June 3, 2020 with Harbin Long Mall as its sole equity owner.

The transactions summarized above are treated in our financial statements as a corporate restructuring (reorganization) of entities under common control, as each of the four entities have at all times been under the control of Mr. Wang Xiaohui. Therefore, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 805-50-45-5, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and the entities under common control are presented on a combined basis for all periods. Since all of the subsidiaries were under common control for the entirety as of the years ended June 30, 2019 and 2020, the results of these subsidiaries are included in the Company’s financial statements for both periods.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Going concern

Management has determined there is substantial doubt about our ability to continue as a going concern as a result of our lack of significant revenues and recurring losses. If we are unable to generate significant revenue or secure additional financing, we may be required to cease or curtail our operations. Our financial statements do not include adjustments that might result from the outcome of this uncertainty.

The Company’s operations have been financed primarily by advances and loans from related parties and proceeds from sales of shares. Wang Xiaohui was the primary sources of financing for the early operations of the entity and will continue to provide support in the future if there is any need for capital. As of June 30,2020, the Company had a balance of $148,621 due to Wang Xiaohui. The Company received $28,290 capital contribution during the year ended June 30, 2020 from Wang Xiaohui. The Company received $16,857 during the year ended June 30, 2020 from the sale of shares. These funds provided working capital for the Company.

Management intends to expand product offerings in order to reach new markets and increase our customers, so as to have a stable base for competition. The marketing personnel of the Company will endeavor to expand awareness of our brand and open new marketing channels.

In this manner, Management hopes to generate sufficient operating cash inflow to support its future operations and development of the Company in addition to capital raised from sales of shares and shareholders’ support based on needs.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

B.	Basis of presentation

The accompanying consolidated financial statements are expressed in U.S. Dollars and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of these subsidiaries.

The Company’s subsidiaries as of June 30, 2020 are listed as follows:

Name	Place of Incorporation	Attributable equity interest %	Authorized capital
Long Mall Internet Technology Company Limited	Hong Kong	100	HKD 10,000
Harbin Long Mall Internet Technology Company Limited	China	100	0
Harbin Long Mall Internet Technology Company Limited Shunyi Street Branch	China	100	0

D.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates. One significant item subject to such estimates and assumptions is inventory valuation allowances. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.

E.	Functional currency and foreign currency translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Chinese Renminbi (“RMB’), except the functional currency of Long Mall HK which is the Hong Kong Dollar (“HKD”), and the functional currency of Long Mall is the United States dollar (“US Dollars” or “$”). The reporting currency of these consolidated financial statements is in US Dollars.

The financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the US Dollar. Assets and liabilities are translated using the exchange rate at each reporting period end date. Revenue and expenses are translated using weighted average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income or expense.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from these transactions are included in operations.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

The exchange rates used for foreign currency translation are as follows:

		For the Years Ended June 30,
		2020	2019
		(USD to RMB/USD to HKD)	(USD to RMB)
Assets and liabilities	period end exchange rate	7.0697/7.7504	6.8668
Revenue and expenses	period weighted average	7.0319/7.7944	6.8234

F.	Concentration of credit risk

The Company maintains cash in one bank in China. In China, the insurance coverage of each bank is RMB500,000 (approximately USD$75,000). As of June 30, 2020, the Company had no cash in excess of the insured amount.

During the year ended June 30, 2020, major customers Yang Guang and Dongguan Daoyan Agricultural Technology Co., Ltd generated 55% and 13% of revenue, respectively. During the year ended June 30, 2019, no customers generated more than 10% of revenue.

G.	Cash and cash equivalents

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash and cash equivalents. Cash equivalents approximate or equal fair value due to their short-term nature. The Company’s cash and cash equivalents consist of cash on hand and cash in bank as of June 30, 2020 and 2019.

H.	Inventories

Inventories, consisting principally of fresh produce and fast-moving consumer goods, are stated at the lower of cost or net realizable value using the weighted average cost method. This policy requires the Company to make estimates regarding the net realizable value of inventory, including an assessment of excess or obsolete inventory. The Company determines excess or obsolete inventory based on an estimate of the future demand and estimated selling prices for its products. As of June 30, 2020 and 2019, no reserve was recorded for obsolete or excess inventory.

I.	Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations when incurred, while additions and betterments are capitalized. Depreciation is recorded on a straight-line basis over the useful lives of the assets. When assets are retired or disposed, the asset’s original cost and related accumulated depreciation are eliminated from those accounts and any gain or loss is reflected in income.

The Company capitalizes certain costs associated with the acquisition of software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s expected useful life.

The estimated useful lives for property and equipment categories are as follows:

Equipment	3 years
Software	5 years
Leasehold Improvements	5 years

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

J.	Fair value measurements

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 820, Fair Value Measurements (“ASC 820”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value for the assets and liabilities required or permitted to be recorded, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices, other than those in Level 1, in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability,

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

There were no transfers between level 1, level 2 or level 3 measurements for the years ended June 30, 2020 and 2019.

Financial assets and liabilities of the Company primarily comprise of cash, prepayments and deferred expenses, inventories, other receivables, accounts payable and accrued expenses, payroll payable, due to related parties and other payables. As at June 30, 2020 and 2019, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

K.	Segment information and geographic data

The Company is operating in one segment in accordance with the accounting guidance in FASB ASC Topic 280, Segment Reporting. The company’s revenues are from customers in People’s Republic of China (“PRC”). All assets of the Company are located in the PRC.

L.	Revenue recognition

The Company adopted FASB ASC Section 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the sales of products and contracts by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that economic benefits will flow to the entity, and specific criteria have been met for each of the Company’s activities as described below.

The Company sells fresh produce and consumer goods. All revenue is recognized when it is both earned and realized. The Company’s policy is to recognize the sale when the products, ownership and risk of loss have transferred to the purchasers, and collection of the sales proceeds, if not prepaid, is reasonably assured, all of which generally occur when the customer receives the products. Accordingly, revenue is recognized at the point in time when delivery is made.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

Given the nature of this revenue source of the Company’s business and the applicable rules guiding revenue recognition, the Company recognizes revenues net of discounts and return allowances when the goods are delivered to the customers.

M.	Income taxes

The Company follows FASB ASC Section 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740-10-30 requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under ASC 740-10-30, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or the deferred tax asset valuation allowance.

As a result of the implementation of ASC 740-10, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by ASC 740-10. The Company recognized no material adjustments to liabilities or shareholder’s equity as a result of the implementation.

According to the “PRC Income Tax Law”, Harbin Long Mall and its branch are subject to a 25% standard enterprise income tax in the PRC.

N.	Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings Per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding during the period.

Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of contracts to issue ordinary common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The computation of diluted EPS includes the estimated impact of the exercise of contracts to purchase common stock using the treasury stock method and the potential shares of converted common stock associated with the convertible debt using the if-converted method. Potential common shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS.

O.	Share-based compensation

The Company follows the provisions of FASB ASC 718 requiring employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award and recognized over its vesting period. During the year ended June 30, 2020, the owner of Long Mall HK granted a total of 2,000,000 shares with a fair value on the grant date of $68,580 to 9 employees, and $68,580 compensation expense was recognized under the provisions of ASC 718. These shares were fully vested when issued. No equity instruments were granted during the year ended June 30, 2019. The employees, along with other shareholder of Long Mall HK entered into share exchange agreement with Long Mall and Long Mall HK became a 100% owned subsidiary of Long Mall (see Note 1).

P.	Risks and uncertainties

In March 2020, the World Health Organization (“WHO”) declared the coronavirus (COVID 19), a global pandemic and public health emergency. The WHO has recommended containment and mitigation measures worldwide and domestically, self-isolation and shelter-in-place requirements have been or are being put in place. At this point, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which this disruption may impact its financial statements and future results of operations. Our future business outlook and expectations are very uncertain due to the impact of the COVID-19 outbreak and are very difficult to quantify. It is difficult to assess or predict the impact of this unprecedented event on our business, financial results or financial condition.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

Q.	Recently issued accounting pronouncements

Revenue

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-08, Revenue from Contracts with Customers (Section 606): Principal versus Agent Considerations (reporting revenue gross versus net). The amendment in this update affects entities with transactions included within the scope of ASC 606, The scope of 606 includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, the amendments in ASU 2016-10 provide more detailed guidance, including additional implementation guidance and examples in the following key areas: 1) identifying performance obligations and 2) licenses of intellectual property. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Section 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The amendments do not change the core principles of the standard, but clarify the guidance on assessing collectability, presenting sales taxes, measuring noncash consideration and certain transition matters. This update becomes effective concurrently with ASU No. 2014-09. The Company adopted ASU 2016-12 effective July 1, 2018. There was no impact on the Company’s financial statements as a result of adopting 606 for the year ended June 30, 2020 and 2019.

Leases

In July 2018, the FASB issued ASU No. 2018-11, Leases (Section 842): Targeted Improvements, which provides an additional, optional transition method related to implementing the new leases standard. ASU 2018-11 provides that companies can initially apply the new lease standard at adoption and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. There was no impact on the Company’s financial statements as a result of adopting 842 for the year ended June 30, 2020 and 2019.

We do not believe that other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3. PREPAYMENTS AND DEFERRED EXPENSES

Prepayments and deferred expenses primarily include prepaid attorney fees. As of June 30, 2020 and 2019, prepayments and deferred expenses were $11,335 and $nil, respectively.

NOTE 4. INVENTORIES

At June 30, 2020 and 2019, inventories consisted of the following:

	June 30
	2020	2019
Merchandise	$13,928	$-
Total	$13,928	$-

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

NOTE 5. PROPERTY AND EQUIPMENT

At June 30, 2020 and 2019, property and equipment, at cost, consisted of:

	June 30,	June 30,
	2020	2019

Software	$9,180	$-
Equipment	14,094	-
Leasehold Improvement	14,275	14,697
Total fixed assets at cost	37,549	14,697
Accumulated depreciation and amortization	(8,308)	(5,144)
Total fixed assets, net	$29,241	$9,553

The Company recorded depreciation and amortization expense of $3,329 and $2,958 for the years ended June 30, 2020 and 2019, respectively.

NOTE 6. RELATED PARTY TRANSACTIONS

Amount due to related parties

Amount due to related parties consists of the following:

	June 30
	2020	2019
Wang Xiaohui	$148,621	$68,108
	$148,621	$68,108

During the years ended June 30, 2020 and 2019, the Company received loans from our Chairman, Wang Xiaohui, in the amount of $80,217 in fiscal year 2020 and $28,382 in fiscal year 2019. Wang Xiaohui is the largest shareholder of the Company and the Chairman of the Board. The debt represents temporary borrowings between the Company and management. The debt is non-interest bearing and due on demand.

On May 19, 2020 Harbin Long Mall entered into a lease agreement with Zhao Wenjing, our Chief Executive Officer, and a third party. Under the agreement, Ms. Zhao and the third party leased the premises that are now occupied by our Shunyi Street storefront for a period from May 18, 2020 to July 20, 2021. The agreement provides that the leasehold period from May 18, 2020 to July 18, 2020 will be rent-free, and that for the remainder of the term, in lieu of a fixed rent, Harbin Long Mall will pay Ms. Zhao an amount equal to 2% of gross receipts from the storefront.

NOTE 7. INCOME TAXES

A reconciliation of income before income taxes for domestic and foreign locations for the years ended June 30, 2020, and 2019 is as follows:

	For the years ended of June 30,
	2020	2019
United States	$(65,080)	$-
Foreign	(165,272)	(30,959)
(Loss) before income taxes	$(230,352)	$(30,959)

The difference between the U.S. federal statutory income tax rate and the Company’s effective tax rate was as follows:

	June 30	June 30
	2020	2019
U.S. federal statutory income tax rate	21%	21%
U.S. valuation allowance	(21)%	(21)%
Rates for Harbin Long Mall	25%	25%
PRC valuation allowance	(25)%	(25)%
The Company’s effective tax rate	(0)%	(0)%

The Company did not recognize deferred tax assets since it is not likely to realize such deferred taxes. The deferred tax would apply to the Company in the U.S. and Harbin Long Mall in China.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

As of June 30, 2020, Harbin Long Mall has total net operating loss carry forwards of approximately $165,000 in the PRC that expire through 2025. Due to the uncertainty of utilizing these carry forwards, the Company provided a 100% allowance on all deferred tax assets of approximately $41,000 and $18,000 related to its operations in the PRC as of June 30, 2020 and 2019, respectively. The PRC valuation allowance has increased by approximately $23,000 and $8,000 for the year ended June 30, 2020 and 2019, respectively.

The Company has incurred losses from its United States operations during the year ended June 30, 2020 of approximately $65,000. The Company’s United States operations consist solely of ownership of its foreign subsidiaries, and the losses arise from administration expenses. Accordingly, management provided a 100% valuation allowance of approximately $14,000 against the deferred tax assets related to the Company’s United States operations as of June 30, 2020, because the deferred tax benefits of the net operating loss carry forwards in the United States are not likely to be utilized. The US valuation allowance has increased by approximately $14,000 for the year ended June 30, 2020.

The Company is subject to examination by the Internal Revenue Service (IRS) in the United States as well as by the taxing authorities in China, where the firm has significant business operations. The tax years under examination vary by jurisdiction. The table below presents the earliest tax year that remain subject to examination by major jurisdiction.

The year as of
U.S. Federal	June 30, 2020
China	June 30, 2017

United States

The Company is subject to the U.S. corporation tax rate of 21%.

Hong Kong

Long Mall HK was incorporated in Hong Kong and is subject to Hong Kong profits tax. Long Mall HK is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. The applicable statutory tax rate is 16.5%. The Company did not have any income (loss) subject to the Hong Kong profits tax.

China

Harbin Long Mall is subject to a 25% standard enterprise income tax in the PRC. There was no provision for income taxes for the year ended June 30, 2020 and 2019.

NOTE 8. CONTINGENCIES AND COMMITMENTS

Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

The Company was not subject to any material loss contingency as of June 30, 2020 and 2019.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN USD)

Commitments

In May 2020, Harbin Long Mall leased storehouse space under an operating lease agreement for the period between June 23, 2020 and September 22, 2020 with RMB15,000 ($2,133) lease expense per month with no renewed by the date of filing this report.

On May 19, 2020, Harbin Long Mall entered into a lease agreement with Zhao Wenjing, our Chief Executive Officer, and a third party. Under the agreement, Ms. Zhao and the third party leased the premises that are now occupied by our Shunyi Street storefront (approximately 200 square meters) for a period from May 18, 2020 to July 20, 2021. The agreement provides that the leasehold period from May 18, 2020 to July 18, 2020 will be rent-free, and that for the remainder of the term, in lieu of a fixed rent, Harbin Long Mall will pay Ms. Zhao an amount equal to 2% of gross receipts from the storefront.

Future annual minimum lease payments for non-cancellable operating leases are as follows:

Year ending June 30	Amount $*
2020	$4,266
Total	$4,266

*	Does not contain retail store annual lease expense, which is 2% of the sales of Shunyi Street Branch store.

NOTE 9. COMMON STOCK

On June 23, 2020, the Company issued 10,000,000 shares of its common stock, par value $0.001, to the shareholders of Long Mall HK in exchange for 100% of the outstanding shares of Long Mall HK (the “Share Exchange)

On June 29, 2020, the Company issued 16,857 shares of restricted common stock in exchange for US$16,857. The sale was made pursuant to SEC Regulation S to five non-US persons, and accordingly was exempt from registration.

NOTE 10. SUBSEQUENT EVENTS

Management of the Company has determined that there were no material reportable subsequent events required to be disclosed as of the date of filing this report.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020 AND JUNE 30, 2020

(EXPRESSED IN US DOLLARS)

	September 30, 2020	June 30, 2020
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$541	$5,845
Inventories	13,381	13,928
Other receivables	2,078	1,586
Prepayments and deferred expenses	11,335	11,335
Total current assets	27,335	32,694
Property, plant and equipment, net	27,947	29,241
Total assets	$55,282	$61,935

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$58,570	$74,443
Payroll payable	8,281	10,781
Due to related parties	223,458	148,621
Total current liabilities	290,309	233,845
Total liabilities	290,309	233,845

Shareholders’ (deficit)
Preferred stock; $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding at September 30, 2020 and June 30, 2020	-	-
Common stock; $0.001 par value, 74,000,000 shares authorized; 10,016,857 shares issued and outstanding at September 30, 2020 and June 30, 2020	10,017	10,017
Additional paid-in capital	116,821	116,821
(Deficit)	(360,292)	(302,707)
Other comprehensive (loss) income	(1,573)	3,959
Total shareholders’ (deficit)	(235,027)	(171,910)
Total liabilities and shareholders’ (deficit)	$55,282	$61,935

The accompanying notes are an integral part of these condensed consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE MOTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED) (EXPRESSED IN US DOLLARS)

	For the Three Months Ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$22,205	$21
Cost of sales	17,752	18
Gross profit	4,453	3

Selling, general and administrative expenses	62,091	85,712
Operating (loss)	(57,638)	(85,709)
Other income	53	1
(Loss) before provision for income taxes	(57,585)	(85,708)
Provision for income taxes	-	-
Net (loss)	$(57,585)	$(85,708)

Other comprehensive (loss):

Net (loss)	$(57,585)	$(85,708)
Foreign currency translation adjustment	(5,532)	2,193
Comprehensive (loss)	$(63,117)	$(83,515)
Basic and diluted (loss) per share	$(0.01)	$(0.01)
Weighted average number of shares outstanding	10,016,857	9,844,444

The accompanying notes are an integral part of these condensed consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)

FOR THE THREE MONTHS ENDED SEPTEMBER 30. 2020 AND 2019

(UNAUDITED) (AMOUNTS IN USD, EXCEPT SHARES)

	Common stock		Additional paid-in		Other comprehensive	Total Shareholders’
	Quantity	Amount	capital	(Deficit)	Income	(Deficit)
Balance at June 30, 2019	8,000,000	$8,000	$5,111	$(72,355)	$1,785	$(57,459)
Net (loss)	-	-	-	(85,708)	-	(85,708)
Additional capital contribution	-	-	28,290	-	-	28,290
Shares issued for compensation	2,000,000	2,000	66,580	-	-	68,580
Foreign currency translation adjustment	-	-	-	-	2,193	2,193
Balance at September 30, 2019 (Unaudited)	10,000,000	$10,000	$99,981	$(158,063)	$3,978	$(44,104)

	Common stock		Additional paid-in		Other comprehensive	Total Shareholders’
	Quantity	Amount	capital	(Deficit)	income (loss)	(Deficit)
Balance at June 30, 2020	10,016,857	$10,017	$116,821	$(302,707)	$3,959	$(171,910)
Net (loss)	-	-	-	(57,585)	-	(57,585)
Foreign currency translation adjustment	-	-	-	-	(5,532)	(5,532)
Balance at September 30, 2020 (Unaudited)	10,016,857	$10,017	$116,821	$(360,292)	$(1,573)	$(235,027)

The accompanying notes are an integral part of these condensed consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED) (EXPRESSED IN US DOLLARS)

	For the Three Months Ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net (loss)	$(57,585)	$(85,708)
Depreciation and amortization	2,398	719
Stock compensation expense	-	68,580
Changes in operating assets and liabilities	18,683	6,548
Net cash (used in) operating activities	(36,504)	(9,861)

Cash Flows from Financing Activities
Proceeds from related party loans	31,069	2,637
Additional capital contribution	-	28,290
Net cash provided by financing activities	31,069	30,927

Effect of exchange rate fluctuation on cash and cash equivalents	131	(176)
Net (decrease) increase in cash and cash equivalents	(5,304)	20,890

Cash and cash equivalents, beginning of year	5,845	717
Cash and cash equivalents, end of year	$541	$21,607

Supplemental disclosure of cash flow information
Cash paid for income taxes	$-	$-
Cash paid for interest expense	$-	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Long Mall Internet Technology Company Limited (the “Company” or “Long Mall”) was incorporated in the State of Nevada on March 3, 2020. The Company through its wholly-owned operating subsidiaries, which have headquarters in Harbin, China, primarily provides fresh produce and fast-moving consumer goods (“FMCG”) to its customers through its WeChat mini program and offline community store.

The Company’s subsidiaries include:

●	Long Mall Internet Technology Company Limited (Hong Kong) (“Long Mall HK”), was established on August 21, 2019 under the laws of Hong Kong. On June 23, 2020, Long Mall issued 10,000,000 shares of its common stock to the original shareholders of Long Mall HK in exchange for 100% of the outstanding shares of Long Mall HK (the “Share Exchange”),

●	Harbin Long Mall Internet Technology Company Limited (“Harbin Long Mall”), was a privately held Limited Company registered in Heilongjiang, China on May 18, 2017. On September 3, 2019, Long Mall HK acquired 100% of Harbin Long Mall from the original shareholders of Harbin Long Mall.

●	Harbin Long Mall Internet Technology Company Limited Shunyi Street Branch (“Shunyi Street Branch”), was incorporated in Heilongjiang, China on June 3, 2020 with Harbin Long Mall as its sole equity owner.

The transactions summarized above are treated in our financial statements as a corporate restructuring (reorganization) of entities under common control, as each of the four entities have at all times been under the control of Mr. Wang Xiaohui. Therefore, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 805-50-45-5, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and the entities under common control are presented on a combined basis for all periods presented.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Going concern

Management has determined there is substantial doubt about our ability to continue as a going concern as a result of our lack of significant revenues and recurring losses. If we are unable to generate significant revenue or secure additional financing, we may be required to cease or curtail our operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s operations have been financed primarily by advances and loans from related parties and proceeds from sales of shares. Wang Xiaohui was the primary source of financing for the early operations of the entity and intends to continue to provide support in the future, if necessary. As of September 30,2020, the Company had a balance of $223,458 due to Wang Xiaohui.

Management intends to expand the Company’s product offerings in order to reach new markets and increase our customers, so as to create a stable customer base. The marketing personnel of the Company will endeavor to expand awareness of our brand and open new marketing channels.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

B.	Going concern

In this manner, Management hopes to generate sufficient operating cash flows to support its future operations and development of the Company in addition to capital raised from sales of shares and shareholders’ support based on needs.

C.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. These unaudited condensed consolidated financial statements include all normal and recurring adjustments that, in the opinion of management, are necessary to fairly state the Company’s financial position and the results of operations and cash flows. Interim period results are not necessarily indicative of results of operations or cash flows for a full year or any subsequent interim period.

D.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of these subsidiaries.

The Company’s subsidiaries as of September 30, 2020 are listed as follows:

Name	Place of Incorporation	Attributable equity interest %	Authorized capital
Long Mall Internet Technology Company Limited	Hong Kong	100	HKD 10,000
Harbin Long Mall Internet Technology Company Limited	China	100	0
Harbin Long Mall Internet Technology Company Limited Shunyi Street Branch	China	100	0

E.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates. One significant item subject to such estimates and assumptions is inventory valuation allowances. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

F.	Functional currency and foreign currency translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Chinese Renminbi (“RMB’), except the functional currency of Long Mall HK which is the Hong Kong Dollar (“HKD”), and the functional currency of Long Mall is the United States dollar (“US Dollars” or “$”). The reporting currency of these consolidated financial statements is in US Dollars.

The financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the US Dollar. Assets and liabilities are translated using the exchange rate at each reporting period end date. Revenue and expenses are translated using weighted average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss).

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from these transactions are included in operations.

The exchange rates used for foreign currency translation are as follows:

		For the Three Months Ended September 30,
		2020	2019
		(USD to RMB/USD to HKD)	(USD to RMB)
Assets and liabilities	period end exchange rate	6.8033/7.7501	7.1383
Revenue and expenses	period weighted average	6.9201/7.7506	7.0163

G.	Concentration of credit risk

The Company maintains cash in one bank in China. In China, the insurance coverage of each bank is RMB500,000 (approximately USD$73,000). As of September 30, 2020, the Company had no cash in excess of the insured amount.

During three months ended September 30, 2020 and 2019, no customers generated more than 10% of revenue. During three months ended September 30, 2020, two vendors accounted for 18% and 13% of the Company’s purchases during the three months ended September 30,2020 and no vendor accounted for more than 10% of purchases during the three months ended September 30, 2019.

H.	Cash and cash equivalents

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturities of three months or less are classified as cash and cash equivalents.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I.	Inventories

Inventories, consisting principally of fresh produce and fast-moving consumer goods, are stated at the lower of cost or net realizable value using the weighted average cost method. This policy requires the Company to make estimates regarding the net realizable value of inventory, including an assessment of excess or obsolete inventory. The Company determines excess or obsolete inventory based on an estimate of the future demand and estimated selling prices for its products. As of September 30, 2020 and June 30, 2020, no reserve was recorded for obsolete or excess inventory.

J.	Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations when incurred, while additions and betterments are capitalized if they extend the life of the asset. Depreciation is recorded on a straight-line basis over the useful lives of the assets. When assets are retired or disposed, the asset’s original cost and related accumulated depreciation are eliminated from those accounts and any gain or loss is reflected in income.

The Company capitalizes certain costs associated with the acquisition of software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s expected useful life.

The estimated useful lives for property and equipment categories are as follows:

Equipment	3 years
Software	5 years
Leasehold Improvements	Lessor of the remaining life of the lease or the life of the asset

K.	Fair value measurements

The Company applies the provisions of FASB ASC Section 820, Fair Value Measurements (“ASC 820”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value for the assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

K.	Fair value measurements (continued)

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices, other than those in Level 1, in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability,

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

There were no transfers between level 1, level 2 or level 3 measurements for the three months ended September 30, 2020 and 2019.

Financial assets and liabilities of the Company are primarily comprised of cash, prepayments and deferred expenses, inventories, other receivables, accounts payable and accrued expenses, payroll payable and due to related parties. As at September 30, 2020 and June 30, 2020, the carrying values of these financial instruments approximated their fair values due to the short-term nature of these instruments.

L.	Segment information and geographic data

The Company is operating in one segment in accordance with the accounting guidance in FASB ASC Topic 280, Segment Reporting. The Company’s revenues are from customers in the People’s Republic of China (“PRC”). All assets of the Company are located in the PRC.

M.	Revenue recognition

The Company adopted FASB ASC Section 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the sales of products and contracts by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that economic benefits will flow to the entity, and specific criteria have been met for each of the Company’s activities as described below.

The Company sells fresh produce and consumer goods. All revenue is recognized when it is both earned and realized. The Company’s policy is to recognize the sale when the products, ownership and risk of loss have transferred to the purchasers, and collection of the sales proceeds, if not prepaid, is reasonably assured, all of which generally occur when the customer receives the products. Accordingly, revenue is recognized at the point in time when delivery is made.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M.	Revenue recognition (continued)

Given the nature of this revenue source of the Company’s business and the applicable rules guiding revenue recognition, the Company recognizes revenues net of discounts and return allowances when the goods are delivered to the customers.

N.	Income taxes

The Company follows FASB ASC Section 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740-10-30 requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under ASC 740-10-30, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or the deferred tax asset valuation allowance.

As a result of the implementation of ASC 740-10, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by ASC 740-10. The Company recognized no material adjustments to liabilities or shareholder’s equity as a result of the implementation.

United States

The Company is subject to the U.S. corporation tax rate of 21%.

Hong Kong

Long Mall HK is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. The applicable statutory tax rate is 16.5%.

China

According to the “PRC Income Tax Law”, Harbin Long Mall and its branch are subject to a 25% standard enterprise income tax in the PRC.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

O.	Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, Earnings Per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding during the period.

Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of contracts to issue ordinary common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The computation of diluted EPS includes the estimated impact of the exercise of contracts to purchase common stock using the treasury stock method and the potential shares of converted common stock associated with convertible debt using the if-converted method. Potential common shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS.

P.	Share-based compensation

The Company follows the provisions of FASB ASC 718 requiring employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award and recognized over its vesting period. During three months ended September 30, 2019, Long Mall HK granted a total of 2,000,000 shares with a fair value on the grant date of $68,580 to 9 employees, and $68,580 compensation expense was recognized under the provisions of ASC 718. These shares were fully vested when issued. Subsequently, the employees, along with other shareholders of Long Mall HK entered into a share exchange agreement with Long Mall, and Long Mall HK became a 100% owned subsidiary of Long Mall (see Note 1).

No equity instruments were granted during three months ended September 30, 2020.

Q.	Risks and uncertainties

In March 2020, the World Health Organization (“WHO”) declared the coronavirus (COVID 19), a global pandemic and public health emergency. The WHO has recommended containment and mitigation measures worldwide and domestically, self-isolation and shelter-in-place requirements have been or are being put in place. At this point, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which this disruption may impact its financial statements and future results of operations. Our future business outlook and expectations are very uncertain due to the impact of the COVID-19 outbreak and are very difficult to quantify. It is difficult to assess or predict the impact of this unprecedented event on our business, financial results or financial condition.

R.	Recently issued accounting pronouncements

Leases

In July 2018, the FASB issued Accounting Standards Update (“ASU”) No. 2018-11, Leases (Section 842): Targeted Improvements, which provides an additional, optional transition method related to implementing the new lease standard. ASU 2018-11 provides that companies can initially apply the new lease standard at adoption and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. There was no impact on the Company’s financial statements as a result of adopting 842 for three months ended September 30, 2020 and 2019.

We do not believe that other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3. PREPAYMENTS AND DEFERRED EXPENSES

Prepayments and deferred expenses primarily include prepaid attorney fees. As of September 30, 2020 and June 30, 2020, prepayments and deferred expenses were $11,335.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 4. INVENTORIES

At September 30, 2020 and June 30, 2020, inventories consisted of the following:

	September 30, 2020	June 30, 2020
	(Unaudited)
Merchandise	$13,381	$13,928

NOTE 5. PROPERTY AND EQUIPMENT

At September 30, 2020 and June 30, 2020, property and equipment, at cost, consisted of:

	September 30,	June 30,
	2020	2020
	(Unaudited)
Software	$9,539	$9,180
Equipment	14,646	14,094
Leasehold Improvement	14,834	14,275
Total fixed assets at cost	39,019	37,549
Accumulated depreciation and amortization	(11,072)	(8,308)
Total fixed assets, net	$27,947	$29,241

The Company recorded depreciation and amortization expense of $2,398 and $719 for the three months ended September 30, 2020 and 2019, respectively.

NOTE 6. RELATED PARTY TRANSACTIONS

Amount due to related parties

Amount due to related parties consists of the following:

	September 30, 2020	June 30, 2020
	(Unaudited)
Wang Xiaohui	$223,458	$148,621

Wang Xiaohui is the largest shareholder of the Company and the Chairman of the Board. The debt represents temporary borrowings between the Company and management. The debt is non-interest bearing and due on demand. During the three months ended September 30, 2020 and 2019, we financed our activities primarily by taking loans from Wang Xiaohui of $31,069 and $2,637, respectively.

On May 19, 2020 Harbin Long Mall entered into a lease agreement with Zhao Wenjing, our Chief Executive Officer, and a third party. Under the agreement, Ms. Zhao and the third party leased the premises that are now occupied by our Shunyi Street storefront (approximately 200 square meters) for a period from May 18, 2020 to July 20, 2021. The agreement provides that the leasehold period from May 18, 2020 to July 18, 2020 will be rent-free, and that for the remainder of the term, in lieu of fixed rent, Harbin Long Mall will pay Ms. Zhao an amount equal to 2% of gross receipts from the storefront. The Company recorded $275 of rent for the Shunyi Street storefront during the three months ended September 30, 2020.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 7. INCOME TAXES

A breakdown of (loss) before income taxes for domestic and foreign locations for the three months ended September 30, 2020, and 2019 is as follows:

	For the three months ended of September 30,
	2020	2019
	(Unaudited)	(Unaudited)
United States	$(11,016)	$-
Foreign	(46,569)	(85,708)
(Loss) before income taxes	$(57,585)	$(85,708)

The difference between the U.S. federal statutory income tax rate and the Company’s effective tax rate was as follows:

	September 30	September 30
	2020	2019
U.S. federal statutory income tax rate	21%	21%
U.S. valuation allowance	(21)%	(21)%
PRC statutory rate	25%	25%
PRC valuation allowance	(25)%	(25)%
The Company’s effective tax rate	(0)%	(0)%

The Company did not recognize deferred tax assets since it is not currently likely to realize such deferred taxes. The deferred tax would apply to the Company in the U.S. and the PRC.

As of September 30, 2020, Harbin Long Mall has total net operating loss carry forwards of approximately $212,000 in the PRC that expire through 2025. Due to the uncertainty of utilizing these carry forwards, the Company provided a 100% allowance on all deferred tax assets of approximately $53,000 and $41,000 related to its operations in the PRC as of September 30, 2020 and June 30, 2020, respectively. The PRC valuation allowance has increased by approximately $12,000 and $4,000 for three months ended September 30, 2020 and 2019, respectively.

The Company has incurred losses from its United States operations during three months ended September 30, 2020 of approximately $11,000. The Company’s United States operations consist solely of ownership of its foreign subsidiaries, and the losses arise from administrative expenses. Accordingly, management provided a 100% valuation allowance of approximately $2,300 against the deferred tax assets related to the Company’s United States operations as of September 30, 2020, because the deferred tax benefits of the net operating loss carry forwards in the United States are not likely to be utilized. The US valuation allowance has increased by approximately $2,300 for the three months ended ended September 30, 2020.

The Company is subject to examination by the Internal Revenue Service (IRS) in the United States as well as by the taxing authorities in China, where the firm has its business operations. The tax years under examination vary by jurisdiction. The table below presents the earliest tax year that remains subject to examination by major jurisdiction.

The year as of
U.S. Federal	June 30, 2020
China	December 31, 2017

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 7. INCOME TAXES (continued)

United States

The Company is subject to the U.S. corporation tax rate of 21%.

Hong Kong

Long Mall HK was incorporated in Hong Kong and is subject to Hong Kong profits tax. Long Mall HK is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. The applicable statutory tax rate is 16.5%. The Company did not have any income (loss) subject to the Hong Kong profits tax.

China

Harbin Long Mall is subject to a 25% standard enterprise income tax in the PRC. There was no provision for income taxes for three months ended September 30, 2020 and 2019.

NOTE 8. CONTINGENCIES AND COMMITMENTS

Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

The Company was not subject to any material loss contingencies as of September 30, 2020 and June 30, 2020.

Commitments

In May 2020, Harbin Long Mall leased storehouse space under an operating lease agreement for the period between June 23, 2020 and September 22, 2020 with RMB15,000 ($2,133) per month.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (AMOUNTS IN US DOLLARS)

NOTE 8. CONTINGENCIES AND COMMITMENTS (continued)

Commitments (continued)

On May 19, 2020, Harbin Long Mall entered into a lease agreement with Zhao Wenjing, our Chief Executive Officer, and a third party. Under the agreement, Ms. Zhao and the third party leased the premises that are now occupied by our Shunyi Street storefront for a period from May 18, 2020 to July 20, 2021. The agreement provides that the leasehold period from May 18, 2020 to July 18, 2020 will be rent-free, and that for the remainder of the term, in lieu of a fixed rent, Harbin Long Mall will pay Ms. Zhao an amount equal to 2% of gross receipts from the storefront.

For the three months ended September 30, 2020 and 2019, lease expenses amounted to RMB 31,906 ($4,611) and zero, respectively.

NOTE 9. SUBSEQUENT EVENTS

Management of the Company determined that there were no material reportable subsequent events required to be disclosed as of the date of filing this report.

Dealer Prospectus Delivery Obligation

Until 90 days from the effective date of this Registration Statement, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, sales person or other person to give you different information. This prospectus does not constitute an offer to sell nor are they seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference are correct only as of the date shown on the cover page of these documents, regardless of the time of the delivery of these documents or any sale of the securities referred to in this prospectus.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED

2,016,857

Shares

of

Common Stock

PROSPECTUS

_______, 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant.

Name of Expense	Amount
Securities and Exchange Commission registration fee	$439.67
Transfer Agent Fees(1)	$2,000.00
Legal, accounting fees and expenses (1)	$30,000.00
Edgar filing, printing and engraving fees (1)	$2,000.00
Total (1)	$34,439.67

(1)	Estimated.

Indemnification of Directors and Officers

Section 607.0850 of the Nevada Business Corporation Act authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation against expenses reasonably incurred in connection with a proceeding to which he or she is a party by reason of the fact that he or she was or is a director, officer, employee or agent of the corporation, if such party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that with respect to any action which results in a judgment against the person and in favor of the corporation or with respect to an action in which it is determined that the person derived an improper personal benefit, the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 607.0850 of the Nevada Business Corporation Act further provides that indemnification shall be provided if the party in question is successful on the merits.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and control persons pursuant to the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is, therefore, unenforceable.

Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered sales of our securities since our inception on March 3, 2020. All of these sales were exempt from registration under the Securities Act by reason of Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering, or were exempt from registration pursuant to Regulation S. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates issued in such transactions and there were no investors who are citizens or residents of the United States. We relied on information from purchasers that they were accredited investors and/or such investors were provided adequate information and were otherwise determined to be suitable. In all cases, there was no public solicitation. The issuances of the securities described below were effected without the involvement of underwriters.

On June 23, 2020, we acquired One Hundred Percent (100%) of the issued and outstanding capital stock of Long Mall Internet Technology Limited (“Long Mall HK”), a privately held Limited Company registered in Hong Kong in exchange for Ten Million (10,000,000) shares of our common stock paid to the eleven shareholders of Long Mall HK. The shares were issued as follows:

Shareholder	Number of Shares
Wang Xiaohui*	4,700,000
Xing Yan Hua	490,000
Xu Wei	400,000
Ge Jianjun	400,000
Gao Shunan	160,000
Wei Huayan	140,000
Yuan Quanjuan	100,000
Chen Wentong	70,000
Xing Yanpeng	60,000
Xu Shaobo**	3,300,000
Xing Yanhui	180,000
Total	10,000,000

*	Wang Xiaohui is the Chairman of the Board of the Company

**	Xu Shaobo is a Director of the Company

From June 23, 2020 to September 15, 2020, we issued the following shares of unregistered securities in transactions not involving a private offering to the following 5 foreign investors pursuant to an exemption from registration under Section 4(2) of the Securities Act, or Regulation S promulgated thereunder

Shareholder	Shares Purchased	Consideration Paid (US$)	Date of Purchase
Yang Guang	10,000	10,000	06-29-2020
Jiao Yongjie	2,000	2,000	06-29-2020
Li Fangju	857	857	06-29-2020
Liu Nailan	2,000	2,000	06-29-2020
Xia Libo	2,000	2,000	06-29-2020
Total	16,857	16,857

Exhibits and Financial Statement Schedules

(a) Exhibits:

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Undertakings

The undersigned Registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or our securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in Harbin, China on February 5, 2021.

LONG MALL INTERNET TECHNOLOGY COMPANY LIMITED.

By:	/s/ Zhao Wenjing
Name: Zhao Wenjing
Title: Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Lyu Jie
Name: Lyu Jie
Title: Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement, as amended, has been signed by the following persons in the capacities and on the dates indicated.

/s/ Wang Xiaohui	February 5, 2021
Wang Xiaohui
Chairman of the Board

/s/ Zhao Wenjing	February 5, 2021
Zhao Wenjing, Chief Executive Officer and Director

/s/ Lyu Jie	February 5, 2021
Lyu Jie, Chief Financial Officer

/s/ Xu Shaobo	February 5, 2021
Xu Shaobo, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Articles of Incorporation of Registrant(1)
3.2	Bylaws of Registrant(1)
5.1	Legal Opinion of Robert Brantl, Esq.(1)
10.1	Leasing agreement(1)
10.2	Share Exchange Agreement(1)
10.3-a	Software Service Contract with Shenzhen Guanmai Network Technology Co., Ltd.
10.3-b	Supplementary Agreement with Shenzhen Guanmai Network Technology Co., Ltd.
21.1	List of Company Subsidiaries(1)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Robert Brantl, Esq. is included in Exhibit 5.1

(1)	Filed with the initial Registration Statement on Form S-1.